Exhibit 99.1

Progressive Waste Solutions Ltd.

MD&A for the three and nine months ended September 30, 2013

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring expertise, labour and capital resources.  Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill volumes on the basis of tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue.

This industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste (“waste”) at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste.  The principal services offered in our industry are summarized below.

Collection.  Waste is collected from commercial, industrial and residential customers.  Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities, or companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted, consolidated and transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for all types of waste.  Landfills are designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold.  After processing and sorting, purchasers of this material generally pay a market price.  Waste for which there is no market is shipped to a disposal facility, which is typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and in six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, principally operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business principally operates under the Progressive Waste Solutions, BFI Canada and WSI brand names.  We believe we are one of Canada’s two largest waste management companies and we provide vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

Our operating philosophy is focused on developing strong collection operations and market share in dense, urban markets.  We believe that collection density provides us flexibility to pursue various strategies to drive revenue growth, margin expansion and cash flow generation.  Our collection operations are supported by our extensive asset footprint, which includes transfer stations, landfills and material recovery facilities (“MRFs”).  The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect augments our margin profile and the position of our local operation in the market it serves  We focus on markets where we can implement our operating philosophy to optimize our return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provides a high degree of stability to our business.  The majority of our revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years.  These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments.  Our contracts also provide us with the ability to pass through fuel, disposal, transportation and other surcharges to mitigate increasing expenses.  Many of our contracts with commercial and industrial customers automatically renew on expiry of their then current term.

We are very focused on tracking productivity-based operating metrics and managing our business to optimize returns against our asset base.  We believe that improving asset utilization drives growth and profitability.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three and nine months ended September 30, 2013 prepared with all available information up to and including October 23, 2013.  All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our condensed consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the three and nine months ended September 30, 2012 and our consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, both of which are filed on www.sec.gov and

www.sedar.com.  Readers can also find our Company’s annual information form for the years ended December 31, 2012 and 2011 posted on these sites as well.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces foreign currency fluctuations in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars, and or cents, required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2013			2012
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0051		$1.0006
March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988
June 30	$0.9513	$0.9772	$0.9841	$0.9813	$0.9899	$0.9943
September 30	$0.9723	$0.9630	$0.9770	$1.0166	$1.0052	$0.9979

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and nine months ended September 30, 2013.

	Three months ended
	September 30, 2012	September 30, 2013	September 30, 2013	September 30, 2013	September 30, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$487,209	$41,925	$529,134	$(8,469)	$520,665
Operating expenses	297,309	30,801	328,110	(4,718)	323,392
Selling, general and administration	56,750	13,693	70,443	(1,295)	69,148
Amortization	70,328	9,092	79,420	(1,249)	78,171
Net gain on sale of capital assets	(225)	(642)	(867)	45	(822)
Operating income	63,047	(11,019)	52,028	(1,252)	50,776
Interest on long-term debt	14,696	726	15,422	(607)	14,815
Net foreign exchange loss	5	1,482	1,487	2	1,489
Net (gain) loss on financial instruments	(3,988)	6,664	2,676	(79)	2,597
Income before net income tax expense and net loss from equity accounted investee	52,334	(19,891)	32,443	(568)	31,875
Net income tax expense	20,165	(8,134)	12,031	(280)	11,751
Net loss from equity accounted investee	11	20	31	(1)	30
Net income	$32,158	$(11,777)	$20,381	$(287)	$20,094

Adjusted EBITDA(A)	$136,929	$590	$137,519	$(2,618)	$134,901
Adjusted EBITA(A)	$79,992	$(3,128)	$76,864	$(1,629)	$75,235
Adjusted operating income or adjusted operating EBIT(A)	$66,826	$(3,698)	$63,128	$(1,502)	$61,626
Adjusted net income(A)	$32,122	$(216)	$31,906	$(558)	$31,348
Free cash flow(B)	$35,593	$(8,133)	$27,460	$(468)	$26,992

	Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013	September 30, 2013	September 30, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,400,919	$135,499	$1,536,418	$(12,386)	$1,524,032
Operating expenses	849,528	96,396	945,924	(6,865)	939,059
Selling, general and administration	170,926	25,434	196,360	(1,858)	194,502
Amortization	202,352	22,564	224,916	(1,804)	223,112
Net gain on sale of capital assets	(975)	(6,332)	(7,307)	80	(7,227)
Operating income	179,088	(2,563)	176,525	(1,939)	174,586
Interest on long-term debt	42,934	3,232	46,166	(894)	45,272
Net foreign exchange loss (gain)	12	(1,525)	(1,513)	33	(1,480)
Net (gain) loss on financial instruments	(1,816)	3,426	1,610	(73)	1,537
Other expense	105	(105)	—	—	—
Income before net income tax expense and net loss from equity accounted investee	137,853	(7,591)	130,262	(1,005)	129,257
Net income tax expense	55,219	(7,336)	47,883	(423)	47,460
Net loss from equity accounted investee	30	41	71	(2)	69
Net income	$82,604	$(296)	$82,308	$(580)	$81,728

Adjusted EBITDA(A)	$385,922	$16,766	$402,688	$(3,840)	$398,848
Adjusted EBITA(A)	$222,776	$4,225	$227,001	$(2,382)	$224,619
Adjusted operating income or adjusted operating EBIT(A)	$184,545	$4,697	$189,242	$(2,205)	$187,037
Adjusted net income(A)	$85,035	$9,563	$94,598	$(863)	$93,735
Free cash flow(B)	$135,840	$(1,881)	$133,959	$(627)	$133,332

Review of Operations - For the three and nine months ended September 30, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$520,665	$487,209	$33,456	$1,524,032	$1,400,919	$123,113

Canada	$199,053	$205,696	$(6,643)	$577,002	$577,793	$(791)
U.S. south	$223,437	$195,678	$27,759	$655,992	$578,606	$77,386
U.S. northeast	$98,175	$85,835	$12,340	$291,038	$244,520	$46,518

Gross revenue by service type

	Three months ended September 30, 2013				Three months ended September 30, 2012
	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues

Commercial	$82,250	39.8	$97,964	30.5	$78,293	38.2	$88,540	31.5
Industrial	40,561	19.6	56,902	17.7	37,738	18.4	49,247	17.5
Residential	39,156	19.0	80,882	25.1	40,553	19.8	73,051	25.9
Transfer and disposal	67,234	32.5	123,096	38.3	65,047	31.8	102,848	36.5
Recycling	7,776	3.8	6,726	2.1	7,538	3.7	7,949	2.8
Other	5,955	2.9	5,430	1.7	6,109	3.0	815	0.3
Gross revenues	242,932	117.6	371,000	115.4	235,278	114.9	322,450	114.5

Intercompany	(36,371)	(17.6)	(49,388)	(15.4)	(30,511)	(14.9)	(40,937)	(14.5)
Revenues	$206,561	100.0	$321,612	100.0	$204,767	100.0	$281,513	100.0

	Nine months ended September 30, 2013				Nine months ended September 30, 2012
	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues	Canada - stated in thousands of C$	Canada - percentage of revenues	U.S.	U.S. - percentage of revenues

Commercial	$240,649	40.7	$294,283	31.1	$231,194	39.9	$263,613	32.0
Industrial	113,224	19.2	165,972	17.5	104,843	18.1	143,433	17.4
Residential	110,711	18.7	242,256	25.6	110,478	19.1	213,207	25.9
Transfer and disposal	185,717	31.4	351,954	37.2	175,534	30.3	297,432	36.1
Recycling	22,689	3.8	21,445	2.3	23,920	4.1	25,881	3.1
Other	17,419	2.9	15,745	1.7	16,626	2.9	2,408	0.3
Gross revenues	690,409	116.7	1,091,655	115.4	662,595	114.4	945,974	114.8

Intercompany	(99,806)	(16.7)	(144,625)	(15.4)	(83,611)	(14.4)	(122,848)	(14.8)
Revenues	$590,603	100.0	$947,030	100.0	$578,984	100.0	$823,126	100.0

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended September 30, 2013			Three months ended September 30, 2012
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price	1.4	0.8	1.1	2.2	1.2	1.6
Fuel surcharges	—	0.1	0.1	0.2	0.2	0.2
Recycling and other	0.7	0.5	0.6	(2.4)	(2.7)	(2.5)
Total price growth (decline)	2.1	1.4	1.8	—	(1.3)	(0.7)

Volume	(2.5)	4.4	1.5	(2.9)	(3.3)	(3.2)
Total organic revenue (decline) growth	(0.4)	5.8	3.3	(2.9)	(4.6)	(3.9)

Acquisitions	1.3	8.4	5.3	5.6	2.6	3.9
Total revenue growth	0.9	14.2	8.6	2.7	(2.0)	—

	Nine months ended September 30, 2013			Nine months ended September 30, 2012
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price	1.1	0.9	1.0	2.4	0.9	1.5
Fuel surcharges	0.1	0.1	0.1	0.4	0.5	0.4
Recycling and other	(0.3)	—	(0.1)	(1.6)	(2.0)	(1.8)
Total price growth (decline)	0.9	1.0	1.0	1.2	(0.6)	0.1

Volume	(2.9)	4.2	1.2	(0.5)	(2.5)	(1.7)
Total organic revenue (decline) growth	(2.0)	5.2	2.2	0.7	(3.1)	(1.6)

Acquisitions	4.0	9.9	7.5	2.8	4.6	3.9
Total revenue growth	2.0	15.1	9.7	3.5	1.5	2.3

Three months ended

On a consolidated basis, revenues increased approximately $33,500 which includes the negative impact of FX, approximately $8,500.  Excluding FX, consolidated revenues grew in large part from acquisitions.  Acquisitions we completed in 2012, and to a lesser extent in 2013, contributed additional revenues of approximately $26,300 compared to the same period a year ago.  Revenue growth from acquisitions was approximately $16,900 in our U.S. south segment, approximately $6,800 in our U.S. northeast segment and approximately C$2,600 in our Canadian segment period-over-period.  On a consolidated basis, core price, volume, fuel surcharges and commodity pricing all improved on a comparative basis.  Consolidated core price growth contributed approximately $5,200 to the increase in revenues, which was strongest in our Canadian segment at approximately C$2,900.  Stronger core pricing across all collection service lines in Canada was the primary contributor to this growth.  Consolidated volume growth contributed approximately $7,300 to the revenue improvement period-to-period.  Most service lines realized volume improvements and these improvements were most notable in our industrial and transfer service lines.  Similar to the second quarter of this year, industrial volumes were most robust in our U.S. south segment, contributing approximately $3,400 to revenue growth period-over-period.  Transfer station volumes were most improved in our U.S. northeast segment due to New York City Department of Sanitation bridge work volumes.  This improved volume performance was partially offset by declines in revenues in our residential, MRF and landfill service lines.  Lower residential and landfill volumes in Canada are due to commercial municipal and residential contract losses, which were not fully offset by municipal contract wins in the current year, and lower volumes received at our Calgary landfill resulting from the site no longer accepting municipal solid waste volumes effective June 30, 2013 (the “Calgary closure”).  In addition, we closed a recycling facility in our U.S. northeast segment in the fourth quarter last year and this closure is the primary contributor to lower recycling volumes on a comparative basis.  Unlike the first and second quarters of 2013, where commodity pricing lagged prior year marks, commodity pricing contributed approximately $2,900 to consolidated revenue growth period-to-period.  Consolidated revenue growth from fuel surcharges improved marginally over the same period last year.

Excluding the impact of FX, revenues in Canada grew approximately C$1,800 period-over-period.  Acquisitions and higher core pricing across all service lines were the primary contributors to revenue growth on a comparative basis.  As noted, we lost certain contracts in the latter half of 2012 and the loss of these contracts was only partially offset by municipal contract wins in the current year.  As a result, volumes declined on account of net contract losses which resulted in lower period-to-period revenues.  In addition, the Calgary closure contributed to the decline in revenues from landfill volumes.  Excluding the impact on revenues of the net contract losses and the Calgary closure, Canadian revenues would have increased approximately 4.1% over the same period a year ago.  On a comparative basis, industrial and commercial volumes improved period-to-period.  Volume improvements in our industrial service line were strongest in western Canada which is a reflection of the economic strength in this part of Canada.  At our landfills, special waste and soil volumes were stronger than the comparative period in western Canada, excluding Calgary, and were mixed in central Canada.  Lower landfill volumes in eastern Canada were unexpected and were the result of a significant third party waste provider redirecting their waste volumes to another landfill in the region since being acquired, coupled with elevated competition for waste volumes in other markets.  We are confident that Lachenaie will replace the displaced volumes and they are on track to do so.  In the first and second quarters we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines and the third quarter trend was largely unchanged.  Fuel surcharges were slightly off prior period marks, due to marginally lower diesel fuel costs.  Higher commodity pricing gave us a slight lift to revenue performance, approximately C$600, period-over-period.

Our U.S. south segment continued to perform well and delivered revenue growth from acquisitions, core price and volume improvements in almost every line of business.  As noted above, the most significant contribution to this segment’s revenue growth was acquisitions. Notwithstanding, volume growth was also significant, advancing revenues by approximately $8,700 period-to-period.  Higher industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth which reflects the nature of the economic environment in this region.  Revenues also improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill we commenced operating in the current year, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida.  The combination of higher fuel surcharges and higher commodity pricing led to improved revenues of approximately $1,200.

Revenue in our U.S. northeast region increased approximately $12,300 period-to-period.  Acquisitions were the most significant contributor to revenue growth, approximately $6,800.  Volume improvements, approximately $3,800, were most significant in this segment’s transfer station line of business, which more than offset lower MRF volumes compared to the same period last year.  The decline in MRF volumes relates to the closure of a facility in the fourth quarter of 2012 due to Superstorm Sandy (“Sandy”) which rendered the facility unusable and which coincided with the expiration of this facility’s lease.  In the third quarter this year, landfill volumes recovered from the second quarter delay of special waste projects and delivered approximately $1,000 to this period’s revenue growth.  In the second quarter of 2013 we sold select assets in Long Island, New York and this sale negatively affected comparable volume improvements in the third quarter this year.  Volumes were also lower than the prior year mark due to our termination of less profitable business in the quarter.  However, our execution of effective pricing strategies more than offset the impact to revenues from reduced volumes this quarter.  Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in improved revenues period-to-period across all service lines.  Fuel surcharges, while up marginally, did not contribute significantly to revenue growth period-over-period and slightly higher commodity pricing improved revenues approximately $400 quarter-to-quarter.

Nine months ended

On a consolidated basis, revenues grew approximately $123,100 which includes the negative impact of FX, approximately $12,400.  Similar to the third quarter, revenue growth from acquisitions was the primary contributor to consolidated revenue growth, contributing an additional approximately $104,900 period-over-period.  Core pricing and volume improvements were also significant contributors to consolidated revenue growth year-to-date.  On a consolidated basis, stronger core pricing was achieved in every service line.  Revenue growth from volume improvements was mixed, with stronger industrial, transfer and landfill volumes outpacing lower commercial, residential and MRF volumes.  While landfill volumes improved revenues period-to-period, the improvement was slight and reflects the Calgary closure at the end of the second quarter this year.  As noted in the third-quarter discussion, we lost a commercial municipal contract in western Canada and we also had residential contract losses in both western and central Canada late last year which were a drag on consolidated volume improvements in these service lines.  New residential contract wins curbed some of the lost revenues from these contracts, but they weren’t sufficient in size to cover all of the loss.  The closure of a recycling facility in our U.S. northeast segment is the primary reason for the decline in volumes associated with our MRF service line.  Fuel surcharges were up year-to-date and reflect higher overall diesel pricing and a larger billable customer base.  Comparative commodity pricing was weaker and held back revenue growth by approximately $1,800.  Lower commodity pricing had the most significant impact on our Canadian segment, approximately C$2,000, and while our year-to-date pricing was marginally improved in our U.S. south segment, our northeast segment was down slightly compared to the same period a year ago.

On a segment basis, revenues in Canada, excluding FX, grew approximately C$11,600 over the same year-to-date period last year.  Acquisitions and core price growth across all service lines were the primary drivers of revenue growth.  Volumes were lower largely on account of the lost contracts noted above and lower overall landfill volumes, including the Calgary closure at the end of the second quarter and lower landfill volumes in central Canada.  Industrial volumes improved period-to-period for the reasons outlined in the third-quarter discussion and we also realized industrial volume improvement in central Canada in connection with the opening of our new C&D waste reduction facility.  Fuel surcharges increased marginally period-over-period and weaker commodity pricing dragged revenue growth down by approximately C$2,000 comparatively.

In our U.S. south segment we realized revenue growth of approximately $77,400.  Acquisitions, core price, volume growth, higher fuel surcharges and higher commodity pricing all contributed to higher revenues compared to the same period last year.  While revenue growth was primarily the result of contributions from acquisitions, approximately $52,900, we realized core pricing growth in all business lines.  The combination of higher commercial and residential collection pricing was the primary contributor to the improvement in core price.  Volume gains were supported by higher commercial, industrial and residential collection volume improvements and higher landfill and transfer station volumes as well.  Lower comparative MRF volumes, on account of facility upgrades undertaken in the quarter, represented an approximately 10 basis point drag on year-to-date revenue growth.  Higher recycled commodity pricing contributed approximately $500 to revenue growth period-over-period.

Revenues in our U.S. northeast segment increased approximately $46,500 compared to the same year-to-date period last year.  Acquisitions delivered the most significant contribution to revenue growth, approximately $28,500.  Volume improvements, approximately $15,200, were most significant in this segment’s transfer station line of business.  Landfill volume improvements are due in large part to Sandy clean-up volumes received in the first quarter of 2013.  As noted in the third quarter discussion, the arrival of special waste volumes improved our landfills’ contributions to revenues that were delayed in the second quarter of the year.  And while inclement weather impacted landfill volumes on a year-to-date basis, year-to-date contributions to revenues from landfill volumes are up by almost $1,400 comparatively.  On a year-to-date basis, pricing in our U.S. northeast segment has strengthened which contributed to revenue growth in almost every service line.  Fuel surcharges, while up marginally, were not a significant contributor to revenue growth period-over-period and weaker commodity pricing was a drag on comparative revenue performance by approximately $300.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Operating expenses	$323,392	$297,309	$26,083	$939,059	$849,528	$89,531

Canada	$112,600	$115,679	$(3,079)	$319,759	$321,564	$(1,805)
U.S. south	$142,975	$121,738	$21,237	$413,320	$358,133	$55,187
U.S. northeast	$67,817	$59,892	$7,925	$205,980	$169,831	$36,149

Three months ended

On a consolidated basis operating expenses increased over the previous quarter last year.  The primary cost increases are attributable to higher transportation, labour, repairs and maintenance, vehicle operating, insurance and claims and disposal costs.  Acquisitions were the primary reason for the increase in revenues and the corresponding increase in operating expenses in the third quarter.

Looking beyond the impact of acquisitions, we recognized an unanticipated increase in insurance and claims costs this quarter, approximately $2,000, which was most noteworthy in our U.S. south segment.  We also realized an increase in labour and repair and maintenance expenditures which outpaced the increase we expected from acquisitions and base business growth by approximately $5,900 on a combined basis.  We attribute a significant portion of these higher costs to servicing the demand of strong industrial volume growth in the quarter using older, existing assets.  Additionally, higher repair and maintenance costs reflect the delayed receipt of vehicles and our long-term focus on improving our operating costs, return on invested capital and earnings before interest and taxes.  The delay in vehicle receipt was due in part to choosing to purchase compressed natural gas (“CNG”) vehicles versus diesel operated equipment, but having to wait for the development of the CNG infrastructure to support this decision.  Our focus on strategically managing our assets resulted in higher current quarter repair and maintenance costs, but this focus will translate to lower capital expenditures and higher free cash flow(B) long-term.  One additional workday this quarter compared to the same period last year also contributed to the increase in operating costs.

From a segment perspective, the increase in operating expenses for the quarter was highest in our U.S. south segment.  Acquisitions and solid organic volume growth, especially in the industrial service line, were the principal contributors to the increase.  As noted, our U.S. south segment also recognized higher insurance and claims costs and higher repair and maintenance costs for all the same reasons outlined above.  In the U.S. northeast, acquisitions contributed to this segments increase in comparative operating costs.  In Canada, operating costs increased marginally net of FX.  The increase in Canada is due in part to acquisitions, but is also attributable to organic volume growth in this segments industrial service line.  Our Canadian segment also realized an increase in both transportation and disposal costs resulting from the Calgary closure at the end of the second quarter this year.  These increases were partially offset by shedding higher operating costs attributable to servicing lost residential contracts.  Canada didn’t see the same increase in insurance and claims that our U.S, south operations did, but it did incur higher labour and repair and maintenance costs for the same reasons outlined above.

Consolidated operating costs as a percentage of revenue increased on a consolidated basis to 62.1% of revenues in the third quarter this year versus 61.0% posted in the same period last year.  The impact of higher insurance and claims, labour, and repair and maintenance costs, contributed an additional $11,100 to operating expenses and represents approximately  210 basis points of the increase in the current period relationship between operating costs and revenues.  We believe that approximately 150 basis points of this increase is principally attributable to the unexpected increase in insurance and claims costs and higher labour and repair and maintenance expense resulting from both lower margin revenues and organizational costs we incurred to meet the demand of industrial volume improvements.  Operating costs relative to revenues were also higher in the current quarter due to newly constructed MRFs in both our Canadian and U.S. south segments, which did not deliver full run rate revenues while they were in the start-up phase of operation.  The impact to the relationship between operating costs and revenues is approximately 20 basis points.  Consolidated operating costs relative to revenues were also impacted by the second quarter Calgary closure, the mix of revenues attributable to acquisitions completed primarily in the prior year and one additional workday this quarter compared to the same period last year.

Nine months ended

For the year-to-date period, consolidated operating expenses increased comparatively.  Cost increases were similar to those outlined above in the third quarter discussion and are primarily attributable to acquisitions.

Higher than expected insurance and claims costs, approximately $1,800, and higher labour and repair and maintenance expenditures beyond those expected from acquisitions and base business growth, approximately $13,100 combined, also impacted operating costs on a year-to-date measure.  The Calgary closure, lost contracts, mix of revenue growth and growth from acquisitions, also contributed, on a net basis, to the comparative increase in operating costs.  We also incurred higher transportation costs in the first quarter of 2013 to transport Sandy waste volumes to our Seneca Meadows landfill.

On a segment basis, Canadian operating costs increased, net of FX.  As reported, Canadian operating costs declined approximately $1,800, however, FX contributed approximately $6,900 to this decline.  The increase in Canadian operating costs is due to acquisitions, the Calgary closure, higher costs to service the mix of revenue growth, including higher labour and repair and maintenance costs, partially offset by the loss of certain contracts.  In the first half of 2013, weather impacted our Canadian operations and we received lower special waste volumes in this period.  We also recognized softer productivity achievements in our collection operations due to weather.  For the year-to-date period, operating costs as a percentage of reported revenues were lower.  This decline is the direct result of shedding lower margin contracts, partially offset by the items listed above which increased the relationship between cost and revenue.  Finally, our Canadian operations recorded lower revenues as a result of the comparative decline in commodity pricing year-to-date.  The comparative shortfall is approximately C$2,000, representing a 20 basis point drag on the relationship between operating costs and revenues.  Operating costs in our U.S. south segment, for the year-to-date period, increased for all the same reasons outlined in the consolidated discussion above.  Acquisitions, higher insurance and claims costs, higher labour and repair and maintenance expense and higher costs to service the mix of revenue growth were all contributors to higher year-to-date operating expenses compared to the same period last year.  For the year-to-date period, both fuel surcharges and commodity pricing had a marginal impact on revenues which resulted in no meaningful impact on the relationship between operating costs and revenues.  In the U.S. northeast, higher operating costs increased for the same reasons outlined above in the discussion of this segment’s quarterly performance.  Year-to-date, the U.S. northeast segment also recognized higher transportation costs to transport Sandy waste volumes to our Seneca Meadows landfill.  Weather also contributed to higher operating costs relative to revenues, most notably in the second quarter of 2013, which delayed special waste volumes and resulted in higher leachate treatment costs.  For the year-to-date period, fuel surcharges and commodity pricing in the U.S. northeast were insignificant and had no meaningful impact on the relationship between operating costs and revenues.

Consolidated year-to-date operating costs represent 61.6% of revenues, compared to 60.6% in the same period last year.  Higher insurance and claims, labour and repair and maintenance costs contributed an additional 220 basis points to the relationship between operating costs and revenues.  We believe that approximately 100 basis points of this increase is principally attributable to the higher than normal third quarter increase in insurance and claims costs and higher labour and repair and maintenance expense as outlined above.  Consolidated operating costs relative to revenues were also impacted by the second quarter Calgary closure, lower comparative commodity revenues due to lower commodity pricing and the mix of revenues attributable to acquisitions we completed.

Selling, general and administration (“SG&A”)

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$69,148	$56,750	$12,398	$194,502	$170,926	$23,576

Canada	$17,999	$16,019	$1,980	$53,806	$47,850	$5,956
U.S. south	$22,040	$18,586	$3,454	$65,559	$57,470	$8,089
U.S. northeast	$9,198	$7,266	$1,932	$26,325	$22,959	$3,366
Corporate	$19,911	$14,879	$5,032	$48,812	$42,647	$6,165

Three and nine months ended

On a consolidated basis, SG&A expense increased approximately $12,400 and $23,600 over the comparable quarter and year-to-date periods last year, respectively.

At approximately $5,000, the third quarter increase in corporate SG&A costs are largely attributable to fair value movements in stock options.  In the third quarter this year we recorded stock option expense of approximately $4,800 compared to approximately $200 in the same period a year ago.  Stock option expense or recoveries are a function of many variables including the Company’s share price and its volatility, the term to vesting, dividends, forfeiture expectations, additional option awards and option exercises.  We also incurred higher compensation costs this quarter compared to last.  In the prior year’s quarter we reversed approximately $4,700 of incentive compensation costs due to the Company’s performance through September last year.  Partially offsetting these increases were lower costs incurred for non-operating or non-recurring expenses and lower transaction and related costs due to lower comparative acquisition activity, approximately $1,600 and $600, respectively.  Current quarter non-operating or non-recurring expenses included costs to exit a redundant facility we leased in western Canada and approximately $700 of additional compensation expense for certain compensation plans tied to the performance of the Company’s share price.    The balance of the increase is due to acquisition and organic growth which resulted in higher comparative salaries and facility costs quarter-over-quarter, partially offset by FX.

On a segment basis, the increase in SG&A expense in our Canadian, U.S. south and U.S. northeast segments is attributable to acquisition and organic growth quarter-to-quarter.  Our corporate increase reflects the change in stock option movements, the prior quarter reversal of compensation costs, partially offset by lower non-operating or non-recurring expenses and transaction and related costs.

As a percentage of revenues, adjusted SG&A expense, expressed on a consolidated basis, is 12.0% in the current quarter and 10.9% in the same period last year.  Adding back the reversal of incentive compensation costs from third quarter SG&A expense reported last year, results in a comparable SG&A expense to revenue measure of 11.8%.  The balance of the increase is largely a function of acquisition growth.

For the year-to-date period, consolidated SG&A expense increased for many of the same reasons addressed above in the quarterly discussion.  The most significant changes are due to fair value movements in stock options and the reversal of incentive compensation costs in the prior period, which increased comparable SG&A costs approximately $6,900 and $4,700, respectively.  These increases were partially offset by lower non-operating or non-recurring costs and lower transaction and related costs, approximately $3,500 in total.  Included in non-operating and non-recurring costs for the current period were lease exit costs for a redundant facility in western Canada and higher compensation cost tied to the Company’s share price.  Rebranding costs we incurred in the year-to-date period also contributed to the SG&A cost increase, approximately $2,000.  Current period SG&A costs also include one-time professional fees incurred to implement a long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries, approximately $700 and also include professional fees for other accounting, consulting and legal services, approximately $400, that we don’t anticipate recurring.  As noted above, the balance of the increase is attributable to acquisition and organic growth, partially offset by FX.

Segment increases in our Canadian, U.S. south and U.S. northeast segments reflect acquisition and organic growth between the current and prior year-to-date periods and the increase in rebranding costs.  The balance of the consolidated discussion is in respect of changes to corporate SG&A expense period-to-period.

On a year-to-date basis, adjusted SG&A as a percentage of revenues was 12.2% for 2013 and 11.8% for 2012.  Revising adjusted SG&A in 2012 for the incentive compensation reversal, the percentage for 2012 increases to 12.1%.  The balance of the increase is consistent with the quarter-over-quarter discussion provided above.

Amortization

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$78,171	$70,328	$7,843	$223,112	$202,352	$20,760

Canada	$30,131	$27,731	$2,400	$83,162	$75,297	$7,865
U.S. south	$31,524	$27,544	$3,980	$92,542	$82,057	$10,485
U.S. northeast	$15,795	$14,492	$1,303	$45,588	$42,606	$2,982
Corporate	$721	$561	$160	$1,820	$2,392	$(572)

Three and nine months ended

For the third quarter and year-to-date periods ended September 30, 2013, intangible and capital asset amortization were both higher compared to the same periods last year.  Landfill asset amortization, however, was slightly lower in the third quarter and year-to-date periods compared to the same periods last year.  For both periods, the increase in intangible and capital amortization is due in large part to acquisitions and to a lesser extent higher infrastructure spending.  The purchase of CNG collection vehicles is also a contributing factor to the rise in capital asset amortization due to the higher cost of CNG vehicles relative to their traditional diesel operated counterparts.  We also recorded a third quarter charge of approximately $4,100 due to the revocation of an operating permit for a redundant transfer station we acquired in 2010.  The permit was revoked due to our completion of a new C&D facility in central Canada.  Lower landfill asset amortization is due in large part to lower overall amortization rates for each unit of waste received compared to the same periods last year, coupled with the Calgary closure and partially offset by higher waste materials received on an overall and comparative basis, excluding Calgary.

For the quarter, Canadian landfill volumes were up in the west, excluding the decline in volumes at our Calgary landfill, higher in central Canada and lower in the east.  In total, Canadian landfill volumes were lower than last year due in large part to Calgary, but were also lower when Calgary is excluded.  The primary reason for the decline is due to lower volumes received at our Lachenaie landfill.  Lachanaie has had to secure replacement volumes as a result of a significant third party waste provider redirecting their waste volumes to another landfill in the region as a result of their acquisition.  We are confident that Lachenaie will replace the displaced waste volumes and are on track to do so.  Waste volumes at our remaining sites in Canada were all higher.  Coronation also took in higher volumes quarter-over-quarter due to the Calgary closure.  An overall decline in asset retirement obligation and depletion rates per tonne for each unit of waste received also contributed to lower Canadian segment landfill amortization expense in the quarter.  Our U.S. south segment received higher overall volumes compared to the same quarter last year, which was most notable at our Jefferson Parish and JED landfills.  Volumes received at the Jefferson Parish site have no prior year comparable since we commenced operation of the site in 2013.  The impact of higher volumes in the quarter offset the overall impact of lower asset retirement obligation and depletion rates comparatively in our U.S. south segment.  In our U.S. northeast segment, volumes increased on the receipt of special waste volumes that were delayed in the second quarter this year.  Asset retirement obligation rates are lower on an overall basis in this segment while depletion expense increased due to higher overall depletion rates across all of our U.S. northeast landfills on the expectation of higher construction costs.

On a year-to-date basis, overall landfill tonnes in Canada are down comparatively due to the Calgary closure at the end of the second quarter this year.  Excluding the loss of Calgary volumes in the third quarter of this year, landfill volumes in Canada are up with the most noteworthy increases achieved in Calgary, for waste received through the second quarter of this year, and at Coronation.  Waste tonnes received at our Ridge landfill are well below last year’s levels on account of lower special waste volumes, weather and demand for volumes in the state of Michigan.   Lower comparative asset retirement obligation and depletion rates also contributed to the decline in amortization expenses resulting from lower overall tonnes received in this segment.  Our U.S. south landfills also received more tons on a year-to-date basis when compared to the same period last year.  The increase in tons is largely due to the performance of our Jefferson Parish and JED landfills which outpaced the impact of lower comparative amortization rates.  In the U.S. northeast, year-to-date tons are also higher than the same period last year.  Sandy related clean-up volumes received at our Seneca Meadows landfill in the first quarter of the year and strong special waste volumes received at Seneca in the third quarter of the year, are the primary reasons for higher overall tons received in this segment and is the primary cause of the increase in landfill amortization expense period-to-period.

Net gain on sale of capital assets

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$(822)	$(225)	$(597)	$(7,227)	$(975)	$(6,252)

Canada	$(336)	$(155)	$(181)	$(3,751)	$(415)	$(3,336)
U.S.	$(486)	$(70)	$(416)	$(3,476)	$(560)	$(2,916)
Corporate	$—	$—	$—	$—	$—	$—

Three and nine months ended

In the current quarter, we disposed of redundant operating assets in Canada and the U.S., which principally included containers and vehicles.  Vehicle disposals in Canada also included surplus residential collection vehicles.

For the year, we also recorded an approximately $1,000 impairment charge in the second quarter for a remediation liability attributable to a redundant operating facility in central Canada. This charge partially offset the gains on sale of redundant facilities and a land sale in the first and second quarters of 2013.  The sale of select assets in Long Island, New York is the primary reason for the current year-to-date gain on sale of assets in our U.S. segment.

The balance of the change, in both the third quarter and year-to-date periods, reflects our normal disposal of assets, which are neither significant individually or in aggregate.

Interest on long-term debt

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$14,815	$14,696	$119	$45,272	$42,934	$2,338

Three and nine months ended

On a comparative basis, interest expense increased approximately $100 and $2,300 for the third quarter and year-to-date periods, respectively, versus the same periods a year ago.  For both the quarter and year-to-date periods, higher overall borrowed amounts was the most significant contributor to higher interest expense on a comparative basis.  Excluding the approximately $800 decline in deferred financing cost amortization recorded to interest on long-term debt in the quarter, approximately $2,500 for the year-to-date period, interest expense increased approximately $900 and $4,800, respectively, compared to the same periods last year.  Total borrowings are approximately $142,300 higher at the end of the current quarter compared to the same period last year which reflect the approximately $168,600 spent on acquisitions in the last quarter of 2012.  We are also bearing higher interest costs on term B drawings under the Credit Agreement (“consolidated facility”), which are approximately 100 basis points higher than the rate we would have borne on equivalent amounts drawn in the prior year periods.  In addition, we did incur slightly higher borrowing rates on loans bearing interest tied to bankers’ acceptances (“BA”) in both the three and nine month periods ended September 2013 compared to the same periods last year.  For the third quarter and year-to-date periods, interest expense benefited from slightly lower LIBOR borrowing rates and the repayment on October 24, 2012 of our previously issued senior secured series B debenture which bore interest at 7.015%.  Interest expense also benefited from lower deferred financing cost amortization which declined period-over-period in both the quarter and year-to-date periods and the decline is largely attributable to the length of amortization period.  In the current year, amortization of deferred financing costs attributable to our consolidated facility are being amortized over the five and seven year terms of the revolving and term B components of this facility.  Finally, current period interest expense also benefited from the change in FX rates.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding amendments to our Canadian and U.S. facilities.

Net foreign exchange loss (gain)

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$1,489	$5	$1,484	$(1,480)	$12	$(1,492)

Three and nine months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  In the current quarter however, we cash settled all intercompany balances existing between the U.S. and Canada.  This settlement resulted in us recognizing a FX loss of approximately $1,500.  We settled these amounts to comply with the upstream loan rules outlined in Bill C-48 issued by the Minister of Finance Canada.

For the year-to-date period ended, we entered into a foreign currency exchange agreement to protect ourselves from further tax gains or losses resulting from the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  The gain we recognized for tax purposes eroded a portion of the loss carryforwards available to Progressive Waste Solutions Ltd.  The foreign exchange gain we recorded in the second quarter of 2013, net of the related tax effect, offset the loss of future cash tax benefits we would have otherwise enjoyed on earnings generated at Progressive Waste Solutions Ltd.  All other gains and losses in either period are not attributable to one significant transaction or series of transactions.

Net loss (gain) on financial instruments

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$2,597	$(3,988)	$6,585	$1,537	$(1,816)	$3,353

Three and nine months ended

For the quarter, losses on financial instruments increased approximately $6,600 compared to the same period a year ago when we recorded a gain of approximately $4,000.  In the current quarter, we recorded an approximately $3,600 loss on interest rate swaps compared to a prior quarter gain of approximately $2,300.  The primary reason for the current period loss is due to interest rate swaps we entered into in the current quarter on notional borrowings of approximately $275,000.  These swaps are effective September 30, 2013 and have maturities ranging from three to ten years.  The fair value movement in interest rate swaps quarter-to-quarter accounts for approximately $5,900 of the increase in current period losses.  We also recognized higher comparative losses on fuel hedges due to higher prior period gains recognized on these instruments.  FX losses recorded in the prior year quarter were higher than the current year period, which partially offset the higher period-to-period loss.  Changes in fuel swaps and foreign currency exchange agreements are due to changes in the underlying market rates for diesel, or its equivalent benchmark, and FX rates, and are also impacted by the number of agreements outstanding and the volumes or dollars hedged.

For the year-to-date period, current year losses outpaced prior year gains resulting in an approximately $3,400 increase in recorded losses.  Interest rate swaps account for approximately $3,500 of the period-to-period change, while the change in fuel and foreign currency exchange agreements essentially offset one another.

Other expense

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$—	$—	$—	$—	$105	$(105)

Three and nine months ended

In the prior year-to-date periods, other expenses represented costs to retain certain management that we incurred in connection with certain acquisitions completed in prior years and special compensation expense for former Waste Services, Inc. (“WSI”) executives which was recognized over a two-year service period.

Net income tax expense

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$11,751	$20,165	$(8,414)	$47,460	$55,219	$(7,759)

Three and nine months ended

For the three months ended September 30, 2013, net income tax expense in Canada was approximately $6,000, representing a comparative decline over the same period last year of approximately $3,300.  The change includes a decrease in current income tax expense totaling approximately $8,800 and an increase in deferred income tax expense of approximately $5,500.

For the nine month period ended September 30, 2013, net income tax expense in Canada was approximately $19,700, representing a comparative decline over the same period last year of approximately $9,300.  The change includes a decrease in current income tax expense totaling approximately $14,600 and an increase in deferred income tax recoveries of approximately $5,300.

The quarter-to-quarter decline in current income tax expense in Canada is directly attributable to the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  We implemented this structure at the end of June 2013 and we utilized approximately C$12,700 of losses available for carryforward as a result of the implementation.  The use of these loss carryforwards had the impact of reducing current income tax expenses, but increased the expense of deferred tax on a comparative basis.  The Calgary closure and reversal of incentive compensation expense last year, also gave rise to higher income subject to tax in the previous quarter ended September 30.  Deferred income tax expense in the current quarter increased as a result of loss carryforwards utilized as previously mentioned, partially offset by a deferred tax recovery recognized on the mark-to-market loss recorded on interest rate swaps this quarter.

For the year-to-date, the decline in current income tax expense in Canada is not only attributable to the activities outlined above in the third quarter discussion, but is also due in part to the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013.  The passing of this Bill allowed us to recognize property losses that would have otherwise been lost to us in connection with the wind-up of our business as an income trust in 2009.  In 2009, we utilized these property losses for tax purposes and simultaneously recorded a current tax liability for accounting purposes.  With Bill C-48 receiving royal assent, we recorded a current tax recovery of approximately C$3,000 in the second quarter of 2013 which reduced current income tax expense on a comparative basis.  Current income tax expense also declined in the year-to-date period as a result of lower withholding taxes incurred on dividends received by Canada from the U.S., approximately $2,200.  Share repurchases in the prior year period funded from our U.S. operations by way of dividends attracted these withholding taxes.  Lower year-to-date current income tax expense is also due to lower overall income subject to tax.  Lower overall income subject to tax is the result of lower operating results in Canada, coupled with higher tax deductions for deferred financing costs and higher tax depreciation deductions due to acquisitions and higher capital spending.   In Canada, deferred tax expense increased year-to-date versus the same period last year.  The increase in deferred income tax is largely a function of loss carrryforwards utilized by Progressive Waste Solutions Ltd. attributable to the implementation of our long-term financing structure and the net foreign exchange gain we recognized on the implementation of this structure.  We also recognized a deferred tax expense of approximately C$1,400 on the disposition of a redundant facility in western Canada.  These increases in deferred tax were partially offset by higher unutilized loss carryforwards created in the first quarter of 2013.  Higher unutilized tax losses generated in the first quarter of 2013 were the result of intercompany notes issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries bearing interest at short-term rates of interest which were insufficient to cover the interest obligations payable by Progressive Waste Solutions Ltd. to its third-party lenders.  Accordingly, interest income received by Progressive Waste Solutions Ltd. was lower than the interest expense it incurred.  In addition, we trued-up the tax basis of debt discount costs in the first quarter of 2013 which resulted in us recognizing a higher deferred tax recovery in the first quarter compared to the same period last year and we also recorded a one-time deferred tax expense in the first quarter of 2012 resulting from our former CEO’s exit from our long-term incentive plan (“LTIP”) that wasn’t repeated in 2013.  The balance of the change is due to changes in the difference between the carrying amount of intangible and capital assets and their tax values.

For both the current and year-to-date periods, net income tax expense for our U.S. business increased over the comparative periods in the prior year.  The increase in each period is entirely attributable to higher deferred income tax expense which was partially offset by lower current income tax expense.  In each period, income subject to tax was higher on a comparative basis.  As a result, we utilized more tax loss carryforwards and the use of the associated deferred tax assets is the primary reason for the increase in deferred income tax expense.  Acquisitions, Sandy volumes and net organic growth in our U.S. operations were the primary contributors to higher income subject to tax.  Current income tax expense declined slightly in both the current quarter and year-to-date periods, as a result of lower projected state tax expense in Maryland and Pennsylvania.

Income tax expense at the combined basic rate totaled approximately $44,600 for the nine month period ended September 30, 2013.  The difference between income tax expense at the combined basic rate and income tax expense presented on our condensed consolidated statement of operations is due to state tax, approximately $3,300, withholding taxes on dividends paid between Canada and the U.S., approximately $700, and tax on non-deductible expenses, approximately $1,100.  In addition, tax base true-up’s, coupled with a current tax recovery recorded due to the enactment of Bill C-48 by the Minister of Finance, was offset by a capital gain recognized on the implementation of our long-term financing structure and a deferred tax gain recognized on the sale of land in western Canada.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Total	$30	$11	$19	$69	$30	$39

Three and nine months ended

The net loss from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.

Effective April 1, 2013 we entered into an amending agreement to purchase the remaining 50% interest no later than February 28, 2015, subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the equity accounted investee EBITDA for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions can accelerate the purchase or extend the commitment beyond February 28, 2015.

Effective October 1, 2013, we received an additional C$750 promissory note from our equity accounted investee, having the same terms as the note issued in 2010.

Other Performance Measures - For the three and nine months ended September 30, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Cash generated from operating activities	$119,841	$74,318	$45,523	$320,126	$262,577	$57,549

Operating and investing
Stock option expense (recovery)(*)(*)	4,811	237	4,574	6,061	(813)	6,874
LTIP portion of restricted share expense	(239)	—	(239)	(650)	—	(650)
Acquisition and related costs (recoveries)	64	675	(611)	(111)	2,045	(2,156)
Non-operating or non-recurring expenses	1,635	3,010	(1,375)	1,635	3,010	(1,375)
Other expenses	—	—	—	—	105	(105)
Changes in non-cash working capital items	(11,968)	31,582	(43,550)	8,176	41,335	(33,159)
Capital and landfill asset purchases(*)	(89,990)	(74,233)	(15,757)	(214,466)	(173,997)	(40,469)
Proceeds from the sale of capital assets	1,248	540	708	15,632	2,107	13,525

Financing
Recovery (purchase) of restricted shares(*)(*)	101	(541)	642	(1,591)	(541)	(1,050)
Net realized foreign exchange loss (gain)	1,489	5	1,484	(1,480)	12	(1,492)
Free cash flow(B)	$26,992	$35,593	$(8,601)	$133,332	$135,840	$(2,508)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $5,900 and $6,900 for the three months ended and $34,000 and $13,800 for the nine months ended September 30, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Free cash flow (B) – adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Three months ended September 30			Nine months ended September 30
	2013	2012	Change	2013	2012	Change

Adjusted EBITDA(A)	$134,901	$136,929	$(2,028)	$398,848	$385,922	$12,926

Recovery (purchase) of restricted shares(*)(*)	101	(541)	642	(1,591)	(541)	(1,050)
Capital and landfill asset purchases(*)	(89,990)	(74,233)	(15,757)	(214,466)	(173,997)	(40,469)
Proceeds from the sale of capital assets	1,248	540	708	15,632	2,107	13,525
Landfill closure and post-closure expenditures	(1,305)	(1,201)	(104)	(3,534)	(5,401)	1,867
Landfill closure and post-closure cost accretion expense	1,422	1,313	109	4,237	3,927	310
Interest on long-term debt	(14,815)	(14,696)	(119)	(45,272)	(42,934)	(2,338)
Non-cash interest expense	877	1,701	(824)	2,582	5,069	(2,487)
Current income tax expense	(5,447)	(14,219)	8,772	(23,104)	(38,312)	15,208
Free cash flow(B)	$26,992	$35,593	$(8,601)	$133,332	$135,840	$(2,508)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $5,900 and $6,900 for the three months ended and $34,000 and $13,800 for the nine months ended September 30, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Three and nine months ended

Free cash flow(B) was lower on a comparative basis for the three months ended September 30, 2013.  In the third quarter, capital and landfill asset purchases were significantly higher than the comparative period and details supporting this change are outlined below in the Capital and landfill purchases section of this MD&A.  Lower adjusted EBITDA(A), as outlined in the Review of Operations section of this MD&A, also contributed to the current quarter decline in free cash flow(B).  The Calgary closure and the reversal of incentive compensation expense in the prior year quarter, were the primary contributors to lower adjusted EBITDA(A) period-to-period.  These reductions to free cash flow(B), were partially offset by lower cash taxes which are outlined in the Review of Operations section of this MD&A and due principally to the implementation of our long-term financing structure and use of loss carryforwards at Progressive Waste Solutions Ltd.

For the year-to-date period, free cash flow(B) was also lower on a comparative basis for the nine months ended September 30, 2013.  Higher capital and landfill asset purchases are the primary cause of the period-to-period decline.  Details supporting this change are outlined below in the Capital and landfill purchases section of this MD&A.  Higher interest expense is principally attributable to higher borrowed amounts, mainly for acquisitions completed in the fourth quarter of 2012.  Higher restricted share purchases principally reflects restricted share awards granted to an executive officer of the Company upon the renegotiation of the employee’s contract while lower non-cash interest expense is due to a longer amortization period for deferred financing costs.  These reductions to free cash flow(B) were partially offset by stronger adjusted EBITDA(A) contributions on a comparative basis.  Higher adjusted EBITDA(A) reflects revenue growth from acquisitions, consolidated net organic growth and Sandy volumes, partially offset by higher operating and SG&A expense, including non-recurring SG&A expenses, the Calgary closure and the prior year reversal of incentive compensation amounts.   Proceeds from the sale of redundant operating facilities in western and central Canada and the disposal of certain assets in Long Island, New York are the primary reasons for the increase in proceeds from the sale of capital assets in the current year-to-date period versus the same period a year ago.  Finally, lower cash taxes reflects the release of an income tax liability recorded in connection with our use of property losses for tax that we are permitted to recognize for accounting, lower withholding taxes incurred on dividends received by Canada from the U.S. that we used to repurchase shares in the prior year-to-date period, coupled with lower overall income subject to tax in Canada, higher Canadian tax deductions, lower state taxes in Maryland and Pennsylvania, the impact of implementing our long-term financing structure and the current year use of loss carryforwards by Progressive Waste Solutions Ltd.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Replacement	$73,390	$47,482	$25,908	$134,039	$119,592	$14,447
Growth	16,600	26,751	(10,151)	80,427	54,405	26,022
Total	$89,990	$74,233	$15,757	$214,466	$173,997	$40,469

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three and nine months ended

Total replacement capital and landfill spending in Canada was higher in the third quarter by approximately $8,500 and approximately ($1,800) lower in the year-to-date period.  Higher replacement spending in the quarter is due in large part to the timing of replacement vehicles received and yellow iron purchased.  Landfill spending was also higher quarter-over-quarter due to cell construction at our Coronation landfill.  Higher cell construction at Coronation is due in part to the Calgary closure and the related diversion of waste volumes that would have otherwise been destined for Calgary to Coronation.

For the year-to-date period, the replacement of a facility in western Canada contributed to higher replacement spending in our Canadian segment versus the same period a year ago.  This expense was partially offset by higher current year-to-date cell construction at our Ridge, Coronation and Winnipeg landfills and higher replacement vehicle spending on a comparative basis.

Replacement expenditures in our U.S. business increased approximately $17,500 in the third quarter of 2013 and also increased approximately $16,200 in the year-to-date period comparatively.  CNG vehicle purchases to service existing customers in our U.S. south segment are the primary reasons for the comparative increase in both periods.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three and nine months ended

Growth expenditures in Canada were down significantly compared to the third quarter last year.  Our Canadian segment growth spend declined approximately ($8,200) quarter-to-quarter largely due to higher prior year quarter spending for a residential contract win in western Canada which wasn’t repeated in third quarter of the current year.

Third quarter growth spending declined in our U.S. segment compared to same period last year, approximately ($2,000).  Lower current quarter growth spending is due to higher growth spending in the prior year quarter for landfill infrastructure expenditures at our Seneca Meadows landfill and new residential contract wins in our U.S. south segment.

On a year-to-date basis, Canadian growth spending is higher by approximately $34,200.   The year-to-date increase is due to a combination of items, including: infrastructure spending at our Lachenaie landfill, the construction of a C&D waste diversion facility in central Canada and CNG vehicles and infrastructure spending for a residential contract win in central Canada that we began servicing in April 2013, partially offset by infrastructure spending in 2012 for a residential contract win in western Canada.

In our U.S. segment, growth spending year-to-date is lower by approximately ($8,100) when compared to the same period last year.  The decline is due in part to higher third quarter and year-to-date spending in the prior year on landfill expansion lands, principally in our U.S. northeast segment.  In addition, higher prior year spending included MRF construction in Texas, transfer station permit modifications in Florida and higher vehicle and container expenditures in Florida as well.  These increases were partially offset by higher current year cell construction spending at our Jefferson Parish landfill.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2013

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual or expected quarterly dividends

Actual or expected record date	Actual or expected payment date	Dividend amounts per share - stated in C$
March 28, 2013	April 15, 2013	$0.14
June 28, 2013	July 15, 2013	0.14
September 30, 2013	October 15, 2013	0.15
December 31, 2013	January 15, 2014	0.15
Total		$0.58

2012

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividends

Actual record date	Actual payment date	Dividend amounts per share - stated in C$
March 30, 2012	April 16, 2012	$0.14
June 29, 2012	July 16, 2012	0.14
September 28, 2012	October 15, 2012	0.14
December 31, 2012	January 15, 2013	0.14
Total		$0.56

We expect to fund all 2013 dividend payments from excess free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates foreign currency exchange exposure since the dividends paid by us are denominated in Canadian dollars.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2013		Q3	Q2	Q1

Revenues
Canada		$199,053	$198,855	$179,094
U.S. south		223,437	220,988	211,567
U.S. northeast		98,175	96,964	95,899
Total revenues		$520,665	$516,807	$486,560
Net income		$20,094	$32,293	$29,341
Net income per weighted average share, basic		$0.17	$0.28	$0.25
Net income per weighted average share, diluted		$0.17	$0.28	$0.25
Adjusted net income(A)		$31,348	$35,290	$27,097
Adjusted net income(A) per weighted average share, basic		$0.27	$0.31	$0.24
Adjusted net income(A) per weighted average share, diluted		$0.27	$0.31	$0.24

2012	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$199,021	$205,696	$198,179	$173,918	$776,814
U.S. south	201,725	195,678	195,521	187,407	780,331
U.S. northeast	95,076	85,835	81,735	76,950	339,596
Total revenues	$495,822	$487,209	$475,435	$438,275	$1,896,741
Net income	$11,753	$32,158	$28,377	$22,069	$94,357
Net income per weighted average share, basic	$0.10	$0.28	$0.24	$0.19	$0.81
Net income per weighted average share, diluted	$0.10	$0.28	$0.24	$0.19	$0.81
Adjusted net income(A)	$28,152	$32,122	$28,847	$24,066	$113,187
Adjusted net income(A) per weighted average share, basic	$0.24	$0.28	$0.25	$0.20	$0.97
Adjusted net income(A) per weighted average share, diluted	$0.24	$0.28	$0.25	$0.20	$0.97

2011	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$185,590	$203,350	$196,734	$171,920	$757,594
U.S. south	185,426	190,537	179,177	168,175	723,315
U.S. northeast	86,196	96,635	93,601	82,755	359,187
Total revenues	$457,212	$490,522	$469,512	$422,850	$1,840,096
Net (loss) income	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
Net (loss) income per weighted average share, basic	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Net (loss) income per weighted average share, diluted	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Adjusted net income(A)	$37,995	$35,105	$33,674	$28,229	$135,003
Adjusted net income(A) per weighted average share, basic	$0.32	$0.29	$0.28	$0.23	$1.12
Adjusted net income(A) per weighted average share, diluted	$0.32	$0.29	$0.28	$0.23	$1.12

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013		$206,561	$203,353	$180,689	$590,603	$590,603
2012	$197,336	$204,767	$200,087	$174,130	$578,984	$776,320
2011	$190,057	$199,290	$190,596	$169,513	$559,399	$749,456

2013 less 2012 revenues		$1,794	$3,266	$6,559	$11,619	$11,619
2012 less 2011 revenues	$7,279	$5,477	$9,491	$4,617	$19,585	$26,864

2013-2012

Revenues in Canada grew in the first quarter of 2013 compared to the first quarter of 2012.  Acquisitions and higher core pricing across all service lines were the primary contributors to the growth in revenues.  Volumes, as expected, declined as a result of municipal commercial and residential contract losses in both western and central Canada last year.  Residential contract wins did not offset the loss of volumes on a comparative basis.  From a landfill perspective, special waste and soil volumes were strong across all sites in Canada, excluding the Ridge landfill.  Ridge landfill volumes were impacted by a combination of weather and the sluggish economy in central Canada.  Fuel surcharges were up marginally in Canada, while commodity pricing lagged prior year marks and was a drag on comparative revenue performance.

In the second quarter of 2013 revenues in Canada increased period-over-period.  Acquisitions and higher core pricing across almost every service line were the primary contributors to revenue growth on a comparative basis.  As noted, we lost certain contracts in the latter half of 2012 and these lost contracts were only partially offset by municipal contract wins.  As a result, volumes declined on account of net contract losses resulting in lower comparative revenues.  Excluding the impact on revenues of these net contract losses, Canadian revenues would have increased versus the same quarter last year.  On a comparative basis, higher industrial collection volumes in Canada were a bright spot of improvement in the period.  Volume improvements in our industrial service line were most pronounced in central Canada as volumes were ramped up in anticipation of opening of our new C&D waste reduction facility.   Special waste and soil volumes were stronger than the comparative period in western Canada and would have been stronger had the weather been less inclement in June.  However, volumes were noticeably weaker at our central Canadian sites.  Our Ridge and Ottawa landfill volumes were impacted by a combination of weather, the sluggish economy and competing demand for volumes.  In the first quarter we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines, and the second quarter was no different with competitive and pricing pressures continuing to hold back revenue growth.  Fuel surcharges were marginally ahead of the prior period marks and lower commodity pricing resulted in a drag on revenue performance period-over-period.

Excluding the impact of FX, third quarter revenues in Canada grew period-over-period.  Acquisitions and higher core pricing across all service lines were the primary contributors to revenue growth on a comparative basis.  We lost certain contracts in the latter half of 2012 and the loss of these contracts was only partially offset by municipal contract wins in the current year.  As a result, volumes declined on account of net contract losses which resulted in lower period-to-period revenues.  In addition, the Calgary closure contributed to the decline in revenues from landfill volumes.  Excluding the impact on revenues of these net contract losses and the Calgary closure, Canadian revenues would have increased further over the same period a year ago.  On a comparative basis, industrial and commercial volumes improved period-to-period.  Volume improvements in our industrial service line were strongest in western Canada which is a reflection of the economic strength in this part of Canada.  At our landfills, special waste and soil volumes were stronger than the comparative period in western Canada, excluding Calgary, and were mixed in central Canada.  Lower landfill volumes in eastern Canada were unexpected and were the result of a significant third party waste provider redirecting their waste volumes to another landfill in the region since being acquired, coupled with elevated competition for waste volumes in other markets.  We are confident that Lachenaie will replace the displaced volumes and they are on track to do so.  In the first and second quarters we noted that economic, and consequently competitive and pricing pressures persisted in central Canada across many of our service lines and the third quarter trend was largely unchanged.  Fuel surcharges were slightly off prior period marks, due to marginally lower diesel fuel costs.  Higher commodity pricing gave us a slight lift to revenue performance period-over-period.

2012-2011

Revenues grew in each quarter of 2012 compared to each comparative period in 2011.  Acquisitions, coupled with core pricing and fuel surcharge improvements, are the primary reasons for the quarterly growth in each period.  Volume improvements also contributed to revenue growth in each of the first two quarters of the year, but lower third quarter industrial, transfer station and commercial volumes collectively contributed to a third quarter decline in volumes.  Lower third quarter industrial volumes were the result of economic softness in central Canada, while lower transfer station volumes were largely attributable to the temporary closure of a transfer station in central Canada that was slated for infrastructure investment and revitalization.  In the fourth quarter of 2012, we also experienced a decline in volumes.  Lower volumes were due in large part to lower residential volumes due to an overall net loss of residential contracts in Canada.  The temporary closure of a transfer station facility in central Canada and particularly slow special waste volumes in the fourth quarter of 2012 in western Canada were also contributors to the volume decline in this period.  We attributed lower special waste volumes to delayed project starts in the quarter due to harsh weather conditions.  The decline in recycled commodity pricing that began in the fourth quarter of 2011 was a headwind to revenue growth in each comparative quarter in 2012.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013		$223,437	$220,988	$211,567	$655,992	$655,992
2012	$201,725	$195,678	$195,521	$187,407	$578,606	$780,331
2011	$185,426	$190,537	$179,177	$168,175	$537,889	$723,315

2013 less 2012 revenues		$27,759	$25,467	$24,160	$77,386	$77,386
2012 less 2011 revenues	$16,299	$5,141	$16,344	$19,232	$40,717	$57,016

2013-2012

Our U.S. south segment continued to perform and delivered revenue growth from acquisitions, core price and volume improvements and higher fuel surcharges in the first quarter of 2013 compared to the first quarter of 2012.  The most significant contribution to this segment’s revenue growth was acquisitions.  However, core price in all service lines delivered higher revenues as well.  Volumes also contributed to total revenue growth, albeit not across all service lines.  Industrial volumes were a significant component of this segment’s growth in revenues, derived especially from our Texas operations.  Lower commercial volumes in our Florida operations and lighter overall volumes across all landfills in our U.S. south segment partially offset the volume gains from our industrial service lines.   We passed higher fuel costs through as fuel surcharges and the decline in comparative commodity pricing wasn’t meaningful on a comparative basis.

In the second quarter of 2013, our U.S. south segment continued to perform well and delivered revenue growth from acquisitions, core price and volume improvements in almost every business line, when compared to the same period last year.  The most significant contribution to this segment’s revenue growth was acquisitions.  However volume growth was also significant contributor to comparative second-quarter growth.  Higher industrial volumes, most notably in our Texas operations, were a significant component of this segment’s growth in revenues attributable to volume.  Revenues were also higher on account of stronger landfill volumes, which were due in large part to second quarter contributions from the Jefferson Parish landfill.  The combination of lower fuel surcharges and comparative commodity pricing resulted in lower comparative revenues period-over-period.

Our U.S. south segment continued to perform well in the third quarter of 2013 and delivered revenue growth from acquisitions, core price and volume improvements in almost every line of business.  The most significant contribution to this segment’s revenue growth was acquisitions. Notwithstanding, volume growth was also significant and advanced revenues period-to-period.  Industrial and commercial volumes, most notably in our Texas operations, were a significant component of this segment’s growth in revenues attributable to volume and this growth reflects the nature of the economic environment in this region.  Revenues improved on stronger landfill volumes, which were due in part to the Jefferson Parish landfill we commenced operating in the current year, and stronger municipal solid and special waste volumes received across many of our landfills, including our JED landfill in Florida.  The combination of higher fuel surcharges and higher commodity pricing led to improved revenues as well.

2012-2011

Comparative revenues increased in each 2012 quarter spurred on primarily by acquisitions.  Revenue improvements also came from overall core pricing improvements across all service lines and from fuel surcharges.  Our U.S. south segment realized a decline in revenues attributable to volume contributions in each of the first two quarters in 2012 due to lower special waste volumes, coupled with the loss of a residential collection and disposal contract.  In the third quarter of the year, residential contract wins helped support an increase in revenues from volume improvements and fourth quarter volumes were higher across all service lines.  Lower recycled commodity pricing was the only persistent headwind for all of 2012 in every quarter.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013		$98,175	$96,964	$95,899	$291,038	$291,038
2012	$95,076	$85,835	$81,735	$76,950	$244,520	$339,596
2011	$86,196	$96,635	$93,601	$82,755	$272,991	$359,187

2013 less 2012 revenues		$12,340	$15,229	$18,949	$46,518	$46,518
2012 less 2011 revenues	$8,880	$(10,800)	$(11,866)	$(5,805)	$(28,471)	$(19,591)

2013-2012

Revenues in our U.S. northeast region increased between the first quarter of 2013 and the first quarter of 2012.  Acquisitions delivered the most significant contribution to revenue growth, with volume growth not far behind.  Waste volumes from the Sandy clean-up were the most significant contributor to this segment’s volume performance in the quarter which did not continue in each of the remaining 2013 quarters.  We also realized pricing improvements or achieved pricing stability across all service offerings as well, and these improvements were most notable in our collection and transfer station disposal lines.  Higher fuel pricing was passed through as fuel surcharges and marginally weaker commodity pricing didn’t have a significant impact on revenues between quarters.

In the second quarter of 2013 revenues in our U.S. northeast segment increased over the same period last year.  Acquisitions delivered the most significant contribution to revenue growth and volume improvements from the transfer station line of business also contributed to the increase in revenues comparatively.  Higher transfer station volumes more than offset lower MRF and landfill volumes relative to the same period a year ago.  The decline in MRF volumes relate to the closure of a facility in the fourth quarter of 2012, while lower landfill volumes reflect delayed special waste projects in the region, coupled with inclement weather.  In the second quarter of 2013 we sold select assets in Long Island, New York which affected volume improvement on a comparative basis.  Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in an increase in revenues period-to-period from pricing improvements across all service lines.  Fuel surcharges, while up marginally, were not a significant contributor to revenue growth period-over-period and weaker commodity pricing was a drag on comparative revenue performance period-over-period.

Our U.S. northeast segment’s third quarter revenue growth was primarily from acquisitions.  Volume improvements were most significant in this segment’s transfer station line of business, which more than offset lower MRF volumes compared to the same period last year.  The decline in MRF volumes relates to the closure of a facility in the fourth quarter of 2012 due to Sandy which rendered the facility unusable and which coincided with the expiration of this facility’s lease.  In the third quarter this year, landfill volumes recovered from the second quarter delay of special waste projects.  In the second quarter of 2013 we sold select assets in Long Island, New York and this sale negatively affected comparable volume improvements in the third quarter this year.  Volumes were also lower than the prior year mark due to our termination of less profitable business in the quarter.  However, our execution of effective pricing strategies more than offset the impact to revenues from terminating less profitable business this quarter.  Strategic pricing initiatives, coupled with a modestly improving economic environment, resulted in improved revenues period-to-period across all service lines.  Fuel surcharges, while up marginally, did not contribute significantly to revenue growth period-over-period.  Slightly higher commodity pricing also improved revenues quarter-to-quarter.

2012-2011

Revenues in our U.S. northeast region declined between the first, second and third quarters of 2012 versus the same periods a year ago, while fourth quarter revenues exceeded the mark set in 2011.  Acquisitions were the primary contributor to the fourth quarter revenue improvement on a comparative basis.  Pricing in the fourth quarter was up across all business lines, with the exception of pricing at our landfills due to the mix of materials received at certain sites.  Sandy had a positive impact on volumes in the fourth quarter compared to the previous year, most notably in our transfer station and landfill business lines.  For the preceding three quarters, our U.S. northeast segment realized volume unit gains from its collection service lines; however these gains were muted by lower transfer station and landfill volumes, including special waste volumes.  Lower comparative pricing also contributed to the comparative declines, principally attributable to lower pricing for recycled commodities.  This segment has been affected by economic stagnation, which has contributed to lower available waste volumes, and excess landfill capacity in a price sensitive environment.  Marginally higher fuel costs were passed through to customers in all four quarters and lower recycled commodity pricing was a headwind in all four quarters of 2012 as well.

Net income or loss

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013		$20,094	$32,293	$29,341	$81,728	$81,728
2012	$11,753	$32,158	$28,377	$22,069	$82,604	$94,357
2011	$(296,188)	$40,347	$36,607	$23,098	$100,052	$(196,136)

2013 less 2012 net income or loss		$(12,064)	$3,916	$7,272	$(876)	$(876)
2012 less 2011 net income or loss	$307,941	$(8,189)	$(8,230)	$(1,029)	$(17,448)	$290,493

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, non-operating or non-recurring expense, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income has also been impacted by net income tax expense or recovery and net loss from equity accounted investee.

2013-2012

Net income in the first quarter of 2013 was higher than the mark posted in the first quarter of 2012.  The primary reason for the increase reflects a stronger operating performance, largely due to acquisitions, Sandy clean-up volumes and net organic growth.  Unlike the prior year quarters where commodity price declines were a significant headwind on our operating results and, by extension, net income, commodity pricing, while down from the first quarter in the prior year, did not have a significant impact on current period net income on a comparative basis.  Interest on long-term debt was higher, due largely to acquisitions and share repurchase activity in 2012.  Interest rates, on balance, were also up, mostly on account of interest borne on the term B tranche of our consolidated facility.  Gains on financial instruments were also up comparatively, due to our hedges for diesel fuel, foreign currency exchange agreements and interest rate swaps.  Income tax expense was also higher in the first quarter of 2013 compared to the same period in 2012, largely on account of our operating performance and cooperation from commodity pricing.

Net income in the second quarter of 2013 was higher than net income in the second quarter of 2012.  From an operating perspective, operating income was slightly lower in the second quarter of 2013 compared to the same period last year.  Improvements to EBITDA(A) from acquisition and net organic growth, were partially offset by higher stock option expense.  The comparative increase in amortization expense is due in large part to acquisitions, but this increase was entirely offset by gains posted on the sale of redundant operating facilities in western and central Canada and select asset sales in Long Island, New York.  Interest expense was higher due in large part to higher outstanding borrowings which is the result of prior year acquisitions and share repurchases.  A foreign currency exchange gain recorded in the second quarter of 2013 fully offset the comparative increase in interest expense.  This gain was from a foreign currency exchange agreement we entered into in connection with the implementation of our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.  Gains on interest rate swaps, partially offset by higher losses on fuel hedges and foreign currency exchange agreements, sent losses on financial instruments lower in the second quarter of 2013 compared to the second quarter of 2012.  Overall, income taxes were lower in the second quarter this year versus the same period last year.  The single largest contributor to the decline was the recognition of a current income tax recovery as a result of the Minister of Finance of Canada giving Bill C-48 royal assent on June 26, 2013.  This bill allowed us to recognize property losses that would have otherwise been lost to us in connection with the wind-up of our business when we operated as an income trust.

Third quarter net income was lower than the amount posted in the third quarter of 2012.  Revenue improvements were strong on a comparative basis, but higher operating expenses, partly attributable to higher insurance and claims costs, higher labour and repairs and maintenance expenditures, acquisitions and overall mix of revenue growth ate into the revenue improvements we realized.  We also closed our Calgary landfill at the end of the second quarter, which also had a negative impact on both revenues and operating costs.  SG&A expenses were also higher.  Higher stock option expense, the reversal of incentive compensation costs in 2012, lease exit costs and higher than expected compensation tied to the Company’s share price, all contributed to higher SG&A expense period-over-period.   Amortization expense was also higher on a comparative basis, and included a third quarter charge for the revocation of a redundant transfer station operating permit that we acquired in 2010.  Amortization expense was also higher due to acquisitions completed in 2012 and to a lesser extent 2013.   The sum of these period-to-period changes resulted in lower operating income in the third quarter of 2013 compared to the same period last year.  Interest expense was largely unchanged period-to-period, but we recorded higher foreign exchange losses in 2013 due to the cash settlement of all intercompany balances existing between the U.S. and Canada.   We also recognized higher losses on financial instruments which were primarily attributable to the interest rate swaps we entered into in the third quarter of 2013.  Finally we recorded lower income tax expense as a result of generating lower income before tax for the reasons outlined above.  We did benefit however, from a lower overall tax rate as a result of implementing our long-term financing structure between Progressive Waste Solutions Ltd. and its primary operating subsidiaries.

2012-2011

Net income for the first three quarters of 2012 was lower than net income posted in the first three quarters of 2011.  While we benefited from lower interest and income tax expense in each of the first three quarters in 2012, weaker comparative recycled commodity pricing and the performance of our U.S. northeast segment overshadowed these benefits.  On a positive note, we did recognize stronger comparative performances in our Canadian and U.S. south segments and contributions from acquisitions.  In the fourth quarter of 2012, net income was higher than the amount posted in 2011.  The goodwill impairment charge recorded in the fourth quarter of 2011 was the primary reason for this period’s improvement.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

2013-2012

Net income per weighted average share was higher in the first and second quarters of 2013 versus the same periods last year and lower in third quarter comparatively.  The improvement or decline in net income is outlined above.  The decline in weighted average shares outstanding positively contributed to net income per weighted average share in all quarters and is due to the prior year repurchase of shares.

2012-2011

Net income per weighted average share was higher in the fourth quarter of 2012 compared to the same quarter a year ago.  The write-off of goodwill in the fourth quarter of 2011 was the most significant contributor to the prior period loss per share and by extension improvement in the 2012 measure.  For the second and third quarters of 2012, net income per weighted average share was lower than the comparative periods even though our weighted average shares outstanding continued to decline as a result of share repurchases in both 2012 and 2011.  The weak performance of our U.S. northeast segment, coupled with lagging recycled commodity pricing, which impacted all segments, overshadowed organic and acquisition growth.  Net income per weighted average share in the first quarter of 2012 was on par with the same measure in the first quarter of 2011.

Financial Condition

(all amounts are in thousands of shares and  U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	September 30, 2013(*)	September 30, 2013(*)	September 30, 2013	December 31, 2012(*)	December 31, 2012(*)	December 31, 2012

Accounts receivable	$117,677	$122,871	$240,548	$123,115	$115,843	$238,958
Intangibles	$80,764	$156,011	$236,775	$100,010	$187,837	$287,847
Goodwill	$396,560	$521,770	$918,330	$409,296	$519,818	$929,114
Landfill development assets	$14,149	$5,734	$19,883	$11,843	$7,872	$19,715
Capital assets	$393,499	$555,724	$949,223	$383,066	$544,452	$927,518
Landfill assets	$191,068	$768,201	$959,269	$207,485	$756,235	$963,720
Working capital position (deficit) - (current assets less current liabilities)	$16,127	$4,357	$20,484	$12,448	$(6,739)	$5,709

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - September 30, 2013 versus December 31, 2012

Change - Consolidated	$1,590
Change - Canada	$(5,438)
Change - U.S.	$7,028

The increase in consolidated accounts receivable is attributable to an increase in U.S. segment receivables, partially offset by the decline in Canada.  Our U.S. operations recognized an increase in accounts receivable, due in large part to its performance in the current quarter compared to the fourth quarter of 2012.  Organic growth, including waste volumes received at our landfills and the start-up of the Jefferson Parish landfill in the current year, coupled with the seasonal nature of our business each contributed to the increase in accounts receivable on a comparative basis.  In Canada, lower receivable balances are due in large part to FX, which accounts for approximately $4,000 of the period-to-period decline.  Operationally, our Calgary landfills’ accounts receivable balance declined period-to-period as a result of this site’s closure to municipal solid waste at the end of the second quarter this year.  The loss of a residential collection contract in eastern Canada last year, a portion of which remained unpaid at the end of 2012, was collected in 2013 leading to a decline in accounts receivable period-to-period.  A residential contract win which commenced this year in eastern Canada partially offset the decline from the lost contract.  We also settled a land transfer tax receivable which contributed to lower accounts receivable comparatively. Finally, higher receivables across the remainder of our operating locations are due to the seasonal nature of our business.

Intangibles - September 30, 2013 versus December 31, 2012

Change - Consolidated	$(51,072)
Change - Canada	$(19,246)
Change - U.S.	$(31,826)

In total, intangibles declined period-to-period and the decline is attributable to intangible asset amortization, approximately $48,900.  We completed three acquisitions in the current period, and separately recorded a reduction to intangible assets resulting from new information that allowed us to finalize a component of a purchase price equation outstanding at the end of last year.  Amortization in Canada and the U.S. was approximately $16,100 and $32,800, which included an approximately $4,100 charge due to the revocation of an operating permit in Canada for a redundant transfer station we acquired in 2010.  The balance of the change is attributable to FX.

Goodwill - September 30, 2013 versus December 31, 2012

Change - Consolidated	$(10,784)
Change - Canada	$(12,736)
Change - U.S.	$1,952

The decline in goodwill is due to FX, approximately $13,400.  Adjustments to goodwill in respect of prior period acquisitions recorded on a preliminary basis at December 31, 2012, coupled with goodwill recognized on three acquisitions completed in the current year, represents the balance of the change in goodwill period-to-period.

Landfill development assets - September 30, 2013 versus December 31, 2012

Change - Consolidated	$168
Change - Canada	$2,306
Change - U.S.	$(2,138)

The development of a replacement landfill in western Canada is the primary reason for the increase.  Landfill development assets in Canada, and the related current period increase, reflects costs incurred to develop a replacement site for our Calgary landfill, partially offset by the change in FX.  In our U.S. segment, the reclassification of previously recorded landfill development assets to landfill assets, approximately $1,100, was recorded on our exercise of an option to purchase buffer lands around our SLD landfill in our U.S. south segment.  In addition, certain amounts were reclassified out of landfill development assets to better reflect the nature of the asset, which included security deposits in respect of prospective property purchases.

Capital assets - September 30, 2013 versus December 31, 2012

Change - Consolidated	$21,705
Change - Canada	$10,433
Change - U.S.	$11,272

The Canadian segment increase is due to additions, approximately $88,000, including capitalized interest and capital assets acquired by way of acquisition.  Canadian growth spending was a significant contributor to additions in the current year-to-date period, which included infrastructure spending at our Lachenaie landfill, the construction of a C&D waste diversion facility in central Canada and CNG vehicles and infrastructure spending for a residential contract win in central Canada that we began servicing in April 2013.  These increases were partially offset by working capital changes, amortization and FX, approximately $15,600, $44,900 and $12,600, respectively.  The change in working capital reflects the payment for capital assets purchased at the end of 2012 which were paid for in 2013.  The sale of redundant operating facilities in western and central Canada was also a partial offset to higher additions period-to-period.  The increase in U.S. segment capital assets is due to additions, approximately $78,000, outpacing amortization, approximately $69,700.  The balance of the period-to-period change is due to non-cash changes and capital assets acquired by way of acquisition, partially offset by the sale of certain assets in our U.S. northeast segment.

Please refer to the Other Performance Measures — Capital and landfill purchases section of this MD&A for additional details of the comparative change in current period additions.

Landfill assets - September 30, 2013 versus December 31, 2012

Change - Consolidated	$(4,451)
Change - Canada	$(16,417)
Change - U.S.	$11,966

In total, landfill assets declined period-to-period.  Total consolidated additions, approximately $48,500, were outpaced by FX, approximately $6,700, and amortization, approximately $52,300 (expressed net of amortization attributable to capitalized landfill retirement obligations).  Working capital and other non-cash amounts represent the balance of the change.

In our Canadian business, landfill asset additions were approximately $9,400, while capitalized landfill retirement obligations were approximately $3,100.  Additions represent cell or site development expenditures incurred principally at our Ridge, Coronation, Winnipeg and Lachenaie landfills.  Working capital adjustments also served to increase landfill assets period-to-period.  Amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $23,100, and together with FX more than offset landfill asset additions and capitalized landfill retirement obligations.  In the U.S., additions were principally attributable to cell development at our Jefferson Parish, JED and Seneca Meadows landfills and, in total, additions were approximately $39,100 for the period.  Land acquired near our SLD landfill also contributed to additions in the year-to-date period.  Amortization was more than offset by landfill additions, capitalized landfill retirement obligations, working capital changes and other non-cash changes.

Working capital position - September 30, 2013 versus December 31, 2012

Change - Consolidated	$14,775
Change - Canada	$3,679
Change - U.S.	$11,096

Our working capital position strengthened in both Canada and the U.S. In Canada, total current liabilities declined approximately $4,400 and approximately $4,500 of the decline is due to the change in FX. The decline in total current liabilities reflects a considerable decline in accounts payable, which, excluding FX, declined approximately $15,600 between periods. The decline in accounts payable is due in large part to the purchase of capital at the end of 2012 that we paid for in the first quarter of 2013. An approximately $12,200 increase in accrued charges, excluding FX, partially offset the decline in accounts payable. Higher accrued charges are due to higher sales taxes payable, due largely to the seasonal nature of our business, higher stock compensation accruals resulting from changes in the Company’s share price and share price volatility and higher payroll accruals due to the timing of payroll payments made and bonuses accrued. Including FX, the change in total current assets in Canada is approximately $700. The Canadian segment decline in accounts receivable is predominantly attributable to the change in FX between periods and was partially offset by higher prepaid expenses and income taxes recoverable. Higher prepaids reflect the timing of insurance payments and higher income taxes recoverable are due to installment payments exceeding expected income tax obligations.

Our U.S. business also realized an improvement in its working capital position since December 31, 2012. Higher accounts receivable, approximately $7,000, as discussed above, is the primary reason for the increase in total current assets, which was partially offset by a decline in cash and cash equivalent balances. Better management of cash balances and the timing and receipt of payment contributed to the decline in cash and cash equivalents. Not only did our U.S. business see an increase in its total current assets period-to-period, but its total current liability position declined by approximately $8,100 as well. Lower accounts payable represents approximately $7,400 of the decline. The decline in accounts payable is due largely to the timing of capital asset purchases and the payment thereof. Accrued charges increased period-to-period, reflecting higher property tax, insurance accruals, payroll accruals and disposal charges, partially offset by lower acquisition and related cost accruals. Lower accrued acquisition and related accruals are due in part to only two acquisitions being completed in the year-to-date period for 2013, but more importantly the payment of holdback accruals pertaining to acquisitions completed in the prior year. Higher property taxes, insurance accruals and payroll accruals are largely attributable to timing, payment and recognition of expense. Insurance accruals have also been impacted by accident claims occurring in the current year. Higher disposal accruals are a function of the U.S. segments organic growth and the seasonal nature of our business. The balance of the decline in current liabilities reflects small changes in income taxes payable, deferred revenues and other liabilities.

Disclosure of outstanding share capital

	September 30, 2013
	Shares	$

Common shares	115,175	1,773,734
Restricted shares	(354)	(7,339)
Total contributed equity	114,821	1,766,395

	October 23, 2013
	Shares	$

Common shares	115,175	1,773,734
Restricted shares	(354)	(7,339)
Total contributed equity	114,821	1,766,395

Normal course issuer bid (“NCIB”)

Effective August 21, 2013, we received approval for our NCIB to purchase up to 7,500 of our common shares.  Daily purchases are limited to a maximum of 52.561 shares on the Toronto Stock Exchange (“TSX”).  Once a week, we are permitted to purchase a block of our common shares, which can exceed the daily purchase limit as long as the block is not owned by an insider.  All shares purchased will be cancelled.

For the nine months ended September 30, 2013, no common shares were purchased.  Since we commenced our NCIB in 2011, we have purchased 5,776 common shares for cancellation at a total cost of approximately $121,500.

As of October 23, 2013, no additional common shares have been purchased and settled.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

			September 30, 2013
	Payments due
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,605,804	$5,743	$9,308	$1,010,875	$579,878
Interest on long-term debt(*)	155,396	7,950	67,315	29,292	50,839
Landfill closure and post-closure costs, undiscounted	656,954	6,800	28,823	20,388	600,943
Interest rate swaps	13,503	6,951	6,071	481	—
Operating leases	62,118	12,959	21,800	14,870	12,489
Capital leases	8,507	768	1,642	1,795	4,302
Other long-term obligations	20,418	—	1,750	1,167	17,501
Total contractual obligations	$2,522,700	$41,171	$136,709	$1,078,868	$1,265,952

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at September 30, 2013.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at September 30, 2013, are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement
Revolving facility	$1,850,000	$1,001,566	$190,446	$657,988
Term B facility(*)	$496,250	$496,250	$—	$—

U.S. long-term debt facilities
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(**)	$194,000	$109,000	$—	$85,000
Other	$1,089	$1,089	$—	$—

Note:

(*)Available lending and facility drawn amounts are expressed before debt discount of approximately $2,100.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At September 30, 2013, funded debt to EBITDA is as follows:

	September 30, 2013	December 31, 2012

Funded debt to EBITDA	3.00	3.14
Funded debt to EBITDA maximum	4.00	4.00

Consolidated facility

On September 30, 2013, advances under the consolidated facility were approximately $1,001,600, excluding amounts drawn on the senior secured term B facility, and total letters of credit amounted to approximately $190,400.  Available capacity at September 30, 2013, excluding the accordion, was approximately $658,000 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 3.00 times.  On a consolidated basis, long-term debt drawings increased since September 30, 2012, principally on account of acquisitions and share repurchases in the last quarter of 2012.  A higher cash and cash equivalents balance at September 30, 2013, also contributed to the increase in long-term debt drawings.

IRB — 2005 Seneca IRB Facility

In October 2005, we entered into a 30-year agreement with the Seneca County Industrial Development Agency.  This agreement made $45,000 available to us to fund a portion of our Seneca Meadows landfill construction and equipment expenditures.  The IRB originally bore interest at LIBOR less an applicable discount, but was remarketed in August 2008 at a fixed rate of 6.625% for a 5 year term maturing on October 1, 2013.  On October 1, 2013, we drew on our consolidated credit facility and repaid this IRB in full.  At current LIBOR borrowing rates and credit spreads, we expect to realize an annualized reduction in interest expense of approximately $2,000.

Interest rate swaps

In August and September 2013, we entered into interest rates swaps to fix the interest rate we incur on $275,000 of notional borrowings under our consolidated facility.  At current LIBOR rates we expect to realize an annualized increase in interest expense of approximately $5,100 as a result of entering into these swaps.

Consolidated lending facility — initial drawing October 24, 2012

Effective October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debentures.  The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (the “Company” or “Progressive”) and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is comprised of a $500,000 seven-year senior secured term B facility, which was fully drawn on October 24, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $750,000 accordion feature, which is subject to certain conditions.  Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes.  Amounts drawn onr the consolidated revolver are repayable in full at maturity.  The term B facility is subject to an amortization schedule and all final payment amounts outstanding, plus accrued interest, are due in full at maturity.  The term B facility is subject to principal amortization of one percent per annum, payable quarterly.  The term B facility is also subject to mandatory prepayment conditions, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.  The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, save for the excluded subsidiaries, and excluding real estate and certain equipment unless requested by the lenders, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, also subject to certain conditions.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s (“S&P”) or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25%

depending on the Company’s leverage ratio.  Borrowings on LIBOR based or BA loans are LIBOR or BA plus 1.50% to 2.25% depending on the Company’s leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%.  Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%.  For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans was no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans was no less than 1.0% per annum and the commitment fee was no less than 0.375%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum.  Letter of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA loans.  Interest on LIBOR based loans is payable in arrears in accordance with the tenor of the drawing.  Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S base plus 175 basis points.

Canadian facility — repaid October 24, 2012

In June 2012, we gave notice to our Canadian facility lenders of our interest to exercise a portion of the accordion feature available to us under our Canadian facility.  Effective July 19, 2012, total availability under the Canadian facility increased to C$595,000 from C$525,000.  The accordion feature declined by a like amount from C$125,000 to C$55,000.  All other significant terms remained unchanged.

U.S. facility — repaid October 24, 2012

In June 2012, we gave notice to our U.S. facility lenders of our interest to exercise a portion of the accordion feature available to us under our U.S. facility.  Effective July 20, 2012, total availability under the U.S. facility increased to $1,253,600 from $1,122,500.  The accordion feature declined by a like amount from $255,000 to $123,900.  All other significant terms remained unchanged.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 3.00 times.  Cash flows from acquisitions beyond the first year of operation will contribute to the improvement of funded debt relative to EBITDA in subsequent periods.  Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship over subsequent periods.

Working capital

Our consolidated working capital position at September 30, 2013, is approximately $20,500.  It is common for us to operate with a slight working capital position or deficit.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, our consolidated revolver and a portion of our IRBs are subject to interest rate fluctuations with bank prime and the 30 day rate on BAs or LIBOR.  Term B facility drawings, $496,250, expressed before debt discount, consolidated revolver drawings, $1,001,566, and certain amounts drawn on our IRBs at September 30, 2013, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,962, $10,016 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense.  Accordingly, a $5,317 increase in interest expense reduces current income tax expense by approximately $1,400.  Currently, our U.S. business has losses available to shelter income otherwise subject to tax.  Accordingly, a $4,962, $4,699 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $3,800.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains several financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedges and interest rate swaps at September 30, 2013

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel Fuel Index	July 2009	October 2013
June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
May 2012	150,000	$3.94	Diesel Fuel Index	January 2013	December 2013
May 2012	150,000	$3.82	Diesel Fuel Index	January 2013	December 2013
June 2012	300,000	$3.74	Diesel Fuel Index	January 2013	December 2013
June 2012	62,500	$3.69	Diesel Fuel Index	November 2013	June 2014
May 2012	150,000	$3.85	Diesel Fuel Index	January 2014	December 2014
May 2012	150,000	$3.79	Diesel Fuel Index	January 2014	December 2014
June 2012	300,000	$3.73	Diesel Fuel Index	January 2014	December 2014
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 2012	260,000	$0.61	NYMEX WTI Index	January 2013	December 2014
May 2012	260,000	$0.60	NYMEX WTI Index	January 2013	December 2014
June 2012	520,000	$0.76	NYMEX Heating Oil Index	January 2013	December 2013
June 2012	520,000	$0.57	NYMEX WTI Index	January 2014	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
March 2011	$60,000	1.61%	0.25%	April 2011	July 2014
June 2011	$30,000	1.13%	0.25%	July 2011	July 2014
August 2013	$35,000	2.97%	0.25%	September 2013	September 2023
August 2013	$40,000	2.96%	0.25%	September 2013	September 2023
September 2013	$25,000	1.10%	0.25%	September 2013	September 2016
September 2013	$25,000	1.10%	0.25%	September 2013	September 2016
September 2013	$25,000	1.95%	0.25%	September 2013	September 2018
September 2013	$25,000	1.95%	0.25%	September 2013	September 2018
September 2013	$25,000	2.30%	0.25%	September 2013	September 2020
September 2013	$25,000	2.30%	0.25%	September 2013	September 2020
September 2013	$25,000	1.60%	0.25%	September 2013	September 2018
September 2013	$25,000	1.60%	0.25%	September 2013	September 2018

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, preclude us from entering into commodity swaps to hedge diesel fuel, other commodities or enter into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

Ratings

On October 3, 2012, S&P issued a rating of BBB- stable and on September 9, 2013 Moody’s issued a rating of Ba1 stable on our consolidated facility.

Cash flows

	Three months ended			Nine months ended
	September 30			September 30
	2013	2012	Change	2013	2012	Change

Cash flows generated from (utilized in):

Operating activities	$119,841	$74,318	$45,523	$320,126	$262,577	$57,549
Investing activities	$(91,106)	$(139,855)	$48,749	$(206,037)	$(289,230)	$83,193
Financing activities	$(38,135)	$62,025	$(100,160)	$(115,392)	$27,301	$(142,693)

Operating activities

Three and nine months ended

Overall, we expect working capital changes to reflect the growth in our business, be it organic or acquisition.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments.  Cash compensation payments accrued at the end of a year are typically made in the first quarter of the following year.  We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

Compared to the third quarter and year-to-date periods last year, cash generated from operating activities increased by approximately $45,500 and $57,500 for the quarter and year-to-date periods, respectively.  On the quarter, the most noteworthy reason for the increase is higher non-cash working capital sources, which increased approximately $43,600 period-to-period.  The change in our working capital position is more fully discussed in the Financial Condition section of this MD&A.  The increased source of non-cash working capital was partially offset by a lower performance at the net income line, which is largely attributable to higher non-cash charges.  Our net income performance is more fully described in the Summary of Quarterly Results section of this MD&A.  Broadly, we experienced a relatively stable comparative commodity pricing environment and strong revenue growth that we did not convert to higher operating income for a variety of reasons as outlined in the Review of Operations section of this MD&A.

For the year-to-date period, cash from operations is up comparatively.  The increase in non-cash working capital sources contributed approximately $33,200 to the period-to-date improvement, which is more fully discussed in the Financial Condition section of this MD&A.  Net income was relatively unchanged period-to-period; however, the primary reason for this result is due to non-cash changes.  Our operations in the current year period delivered stronger operating cash flows of approximately $24,400.  This improvement is due in part to acquisitions, strong organic revenue improvement, partially offset by higher operating and SG&A expense.

Investing activities

Three and nine months ended

In the third quarter of 2013 we used approximately $48,700 less cash than the same period last year.  The comparative decline is due to lower investment in acquisitions, which declined approximately $63,800 between periods.  An increase in the purchase of capital and landfill assets partially offset the decline in acquisition spending.  Details of capital and landfill spending are more fully described in the Other Performance Measures section of this MD&A.

For the nine months ended September 30, 2013, we used approximately $83,200 less cash in investing activities than we did in the same period last year.  Similar to the third quarter, we invested fewer dollars in acquisitions period-to-period accounting for approximately $110,500 of the decline.  We did however use more cash to invest in capital assets, approximately $40,500, which were partially offset by proceeds received on the disposal of redundant facilities and proceeds from the sale of select assets in Long

Island, New York.  Additional details pertaining to our capital spending can be found in the Other Performance Measures section of this MD&A.

Financing activities

Three and nine months ended

From a financing perspective, we elected to repay borrowings under our consolidated facility versus repurchasing our common shares in the third quarter of 2013.  Accordingly, our use of cash for financing activities increased when compared to the same period last year.  In the third quarter this year we repaid approximately $22,600 of consolidated facility advances, compared to approximately $84,200 of drawings in the same period last year.  Share repurchases were $nil in the third quarter of this year compared to approximately $5,200 last year.  With no meaningful acquisitions completed and no share repurchases in the third quarter of this year, we used excess cash to repay amounts borrowed on our consolidated facility.

For the year-to-date period, the reasons for the increase in cash utilized in financing activities are consistent with those outlined above for the third quarter ended.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our consolidated facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

We use information from our financial statements, prepared in conformity with U.S. GAAP, in the preparation of our MD&A.  Our financial statements include estimates and judgment that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On a periodic basis we evaluate our estimates, including those that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  Significant areas of estimate and judgment include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill and other assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates and judgments are based on historical experience, our observance of trends, and information, valuations and other assumptions that we believe are reasonable to consider in making our estimates and judgments about the carrying value of assets and liabilities.  Due to the inherent complexity, judgment and uncertainty in estimating certain amounts, actual amounts could differ significantly from these estimates.

Areas requiring the most significant estimate and judgment are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates.  Both increases and decreases in cost estimates are recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure cost spending, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills or its ability to operate as a going concern.

As landfills near the end of their active life any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to engineering estimates for materials and labour to construct landfill capacity, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental regulation that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in subsequent periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, when the most recent fair value determination exceeds the carrying amount by a substantial margin, and when an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination suggest that the likelihood of the reporting units fair value is less than its carrying amount is considered remote.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is calculated in the same manner it would be in a business combination and represents the reporting units excess fair value over amounts assigned to its identifiable assets and liabilities.  The fair value of a reporting unit is the amount it can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  We utilize a discounted future cash flow approach to determine fair value, but also consider additional measures of value as well.  Accordingly, we compare the fair value derived from the use of the discounted future cash flow approach to other fair value measures, which may include adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  In certain circumstances, alternative methods to determine fair value may prove more accurate.  If our enterprise value declines as a result of share price erosion or our adjusted EBITDA(A) declines due to recession or loss of business, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2013, at which time we determined that the fair value of all of our reporting units substantially exceeded their carrying amounts.  In determining the fair value of our U.S. northeast reporting unit we include the expected cash flows attributable to successfully securing a long-term contact with New York City.  Should the prospects of securing a long-term contract with the city become less certain or we are not successful in the award of such contract, the fair value of our U.S. northeast reporting unit will be less than its carrying amount and we will be required to perform an impairment test to determine the resulting impairment loss.  It is our belief that if we are not awarded the long-term contract with New York City, goodwill recorded in our U.S. northeast reporting unit would be impaired.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical and expected ability to generate income subject to tax.  Should we be unable to generate sufficient income subject to tax, deferred tax assets resulting from unutilized loss carryforwards may not be available to us prior to their expiry.  Looking forward, we will continue to defer the use of discretionary tax deductions in periods where the expiry of loss carryforwards maybe impacted by their use with a view to maximizing our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $68,400.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

Accounting expenses for landfill closure and post-closure costs are not deductible for tax on a similar basis, which has resulted in us recognizing a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self-insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to estimates for doubtful accounts receivable, recoverability assumptions for landfill development assets, the useful life of capital and intangible assets, estimates and assumptions used in the determination of the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination, various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates, share based compensation, including a variety of assumptions and variables used in option pricing models and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Comprehensive Income — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.  The amendments are effective for reporting periods beginning after December 15, 2012, with early adoption permitted.  This guidance did not have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee (“investee”)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining ownership interests are held by two trusts.  The business conducted by each of these two companies is consistent with the business of our Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Effective April 1, 2013, we entered into an amending agreement to purchase the remaining 50% interest in our equity accounted investee no later than February 28, 2015.  The purchase is subject to us or the seller providing notice of purchase or sale, at an amount equal to the greater of 50% of the investee’s EBITDA for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions can accelerate the purchase or extend the commitment beyond February 28, 2015.

Investments where we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted for our pro rata share of post-acquisition earnings or losses generated by the investee and also includes adjustment for business combination amounts recognized on our original investment, including amortization of intangible assets net of the related tax effect.  Changes to the carrying amount of our original investment are included in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.  In October 2013, we received an additional C$750 promissory note, having the same terms as the 2010 note, from our equity accounted investee.

Transactions between us and our investee have all been transacted in the normal course of business.  These transactions are the result of the investee billing us for services it provides to us that we bill to our customers.  These transactions are measured at the exchange amount and we only recognize our share of the transaction.  We incurred approximately $100 and $400 (2012 - $100 and $200) of charges for the three and nine months ended September 30, 2013 from our investee which are recorded to operating expenses.

Other

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary.  Total charges of approximately $1,000 and $2,900 (2012 - $1,000 and $2,400) were incurred for the three and nine months ended September 30, 2013.  Pricing for these transportation services is billed at market rates which approximates fair market value.

We lease office space that is owned by one of our former directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The cost of the lease is approximately C$320 annually.

On June 4, 2013, we made an approximately $1,000 investment in TerraCycle Canada ULC (“TerraCycle”) for a 19.9% stake in the company.  Since the date of our original investment, we have not had any significant transactions between us and TerraCycle.

Each of these transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders, continuing to grow the business, and improving free cash flow(B) and returns on invested capital.  Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases.  Management’s objective is to continuously improve the business through revenue growth and effective cost management.  New market entry, existing market densification and landfill development is our business focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these strengths in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to focus on growth within our existing markets that support our local market strategies and continue our pursuit of new market entries that provide similar opportunities.

Optimize asset mix to improve return on capital.  Balancing the composition of assets within our segments and amongst our operations allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations.

Generate internal growth.  We seek to leverage our market positions and asset profile to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in markets where we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we apply pricing strategies, when appropriate, to capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets.  Internalization allows us to avoid third-party disposal fees and allows us to better utilize the assets we have within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in our markets.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategies and are accretive on a return on capital and free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, was our guidance for the fiscal year ending December 31, 2013.  On July 30, 2013 and October 24, 2013, we updated our guidance for the fiscal year ending December 31, 2013.  Our updated guidance outlook is included in our third quarter ended September 30, 2013 press release.  All press releases are available at www.sec.gov and www.sedar.com.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with the objective of eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult for us to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

For 2013 we expect to realize revenue growth in Canada which is equal to or greater than growth in Canada’s gross domestic product (“GDP”), excluding 2012 contract losses and the loss of revenue from reduced waste volumes received at our Calgary landfill effective June 30, 2013.  We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of diesel fuel and other costs, and we continue to execute our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations to grow on pace with U.S. GDP growth.  In light of the prolonged economic downturn and high levels of competition impacting operations in our U.S. northeast business, we expect the U.S. northeast to trail average U.S. GDP growth in 2013.  Similar to our Canadian operations, we continue to execute our market focused strategies in the U.S. to drive price and volume growth and increase densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisition in these regions.

As noted in the Review of Operations section of this MD&A and above, we lost certain contracts in 2012 that have had, and will have, an impact on our performance in 2013.  The expected headwind to annual revenues in 2013 is approximately C$37,400 and approximately C$5,700 to annual EBITDA(A).  We anticipated that Sandy would also be a drag on 2013 revenues and EBITDA(A), comparatively, approximately $8,000 and $2,500, respectively.  However, we received Sandy related volumes in the first quarter of 2013.  Accordingly, we don’t anticipate any comparative impact from Sandy on revenues for the 2013 fiscal year, but expect a revised drag on EBITDA(A) of approximately $500 for 2013.  Readers are reminded that Sandy revenue and EBITDA(A) contributions are a comparative headwind for the fourth quarter of 2013 and will be a first quarter 2014 headwind to revenues and EBITDA(A) of approximately $8,000 and $2,000, respectively.

SG&A

For the year ended December 31, 2012, SG&A expense benefited from lower LTIP and bonus expense.  The benefit was a function of changes to the LTIP plan and lower bonus and LTIP expenses resulting from the Company’s 2012 performance.  As a result, we expect lower 2012 LTIP and bonus expenses to be a 2013 headwind of approximately $7,800.  In addition, a further headwind results from the restructuring of our LTIP plan in 2012, which requires us to record LTIP expense in one-third increments through 2012 to 2014 in respect of the 2012 plan, 2013 to 2015 in respect of the 2013 plan and 2014 to 2016 in respect of the 2014 plan.  Accordingly, we expect 2013 SG&A expense to increase approximately $1,200 over 2012 recorded amounts and increase a further approximately $1,200 in 2014.  Therefore the aggregate 2013 SG&A expense headwind related to compensation is approximately $9,000.

Other

Calgary landfill

We continue to work through the regulatory and approvals process to establish a replacement site for our Calgary landfill.  We completed construction of a transfer station to accommodate both internal and external wastes that would have otherwise been destined for our Calgary site resulting from the expected delay between the closure of our existing site and the opening of a replacement site.  We anticipate incurring additional hauling costs to transport waste to our Coronation landfill or a third-party site and the annual impact could be as much as a C$20,600 reduction to EBITDA(A).  In light of the devastating floods that hit the southern and central regions of Alberta in the second quarter of 2013, we received direction from the High River Emergency Operations Centre to continue operating our Calgary landfill for a period of 180 days to accommodate disaster materials from the High River flood response.  At this time, we don’t anticipate a significant impact on our 2013 financial results from this direction.

Please refer to our press releases issued February 14, 2013 and July 30, 2013, which outline our assumptions and factors used in the development of our 2013 outlook and the factors readers should consider when using forward looking information.   In addition, please refer to our press release issued on October 24, 2013 for additional updates to our guidance outlook for the fourth quarter and fiscal year ending December 31, 2013.

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include wood, plastics, aluminum and metals.  Our results of operations may be affected by changing prices or market demand for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $8,000 change to revenues and an approximately $0.04 change to net income per share on an annual basis.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  Based on 2012 results, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $7,800.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $700 decline.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) and net income will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

Interest on long-term debt

Intercompany loans issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries bore interest at short-term rates of interest until June 28, 2013.  These short-term rates of interest were insufficient to cover the interest obligations payable by Progressive Waste Solutions Ltd. to its third-party lenders.  Effective June 28, 2013, we implemented long-term financing arrangements whereby our primary operating subsidiaries bear a market rate of interest on amounts made available to them.  As a result, the long-term financing arrangement will generate sufficient interest income at Progressive Waste Solutions Ltd. to permit it to cover its interest obligations owing to its third-party lenders.  And while this change has no impact to interest on long-term debt presented on a consolidated basis for Progressive Waste Solutions Ltd., the introduction of these longer term loans will lower the Company’s effective overall tax rate in future periods.

In the third quarter of 2013, we entered into interest swaps on notional borrowings of $275,000.   We anticipate entering into additional interest rate swaps to fix the variable rate interest we bear on a portion of the amounts borrowed under the consolidated facility.  Fixing the variable interest rate reduces the risk of interest rate escalation in the future, but results in an increase in interest expense compared to the interest we would have incurred on borrowings at the current variable rate of interest.  The increase in interest expense resulting from us entering into additional interest rate swaps is dependent on the amount swapped, the market rate of interest and the applicable bank margin when we enter into the swap.  Based on current market rates, including applicable bank margins, we anticipate entering into additional interest rate swaps on notional borrowings of approximately $250,000 to $280,000.  We further anticipate that annual interest expense will increase by approximately $4,000 based on current LIBOR borrowing rates compared to current market swap rates, including applicable bank margins.

Taxation

In March 2010, the Minister of Finance of Canada announced that it intended to allow subsidiaries of an income trust to deduct property losses that would have otherwise been lost on an income trust’s wind-up.  The Minister’s announcement required enactment before we could record the benefit for accounting purposes resulting from our wind-up of the income trust in 2009.  In October 2012, the Minister of Finance tabled a detailed Notice of Ways and Means Motion to implement outstanding technical tax amendments which addressed its announcement of intention dating back to March 2010.  On June 26, 2013, the Minister of Finance of Canada gave Bill C-48 royal assent.  This Bill allows us to recognize property losses that would have otherwise been lost to us in connection with our wind-up of our income trust structure.  In 2009, we utilized these property losses for tax purposes and simultaneously recorded a current tax liability for accounting purposes.  With Bill C-48 receiving royal assent, we recorded a current tax recovery of approximately C$3,000 in the second quarter of 2013.

Our U.S. business continues to utilize carryforward losses available to it to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized as early as the first quarter of 2015.  The rate of use for these carryforward losses is subject to the actual performance of our U.S. business.  Once these carryforward losses are absorbed, current income tax expense will increase significantly.  The increase in current income tax expense in 2015 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our current business performance, we estimate current income tax expense will increase by approximately $35,000 to $40,000 annually once all carryforward losses are utilized.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors.  Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also eliminates exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw availability under the consolidated facility to achieve this plan.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  If, however, we are required to repatriate some portion of our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc.  We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth achieved through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividends paid and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth will require access to debt and equity in the capital markets and any capital market restrictions could affect our growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

We commenced the purchase of our common shares under the NCIB in 2011.  As a result of acquisitions we completed in 2012 and their impact on our leverage, it is our intention to be opportunistic in the purchase of our common stock in 2013.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating our business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows for strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio in the range of 2.5 to 3.0 times.  In light of the continuing low interest rate environment and the Company’s strong balance sheet, management is comfortable with this target range and is committed to review its range on an ongoing basis to assess its reasonableness.  With the closing of our consolidated facility on October 24, 2012, we have, what we believe to be, an adequate source of liquidity in the near to mid-term.

Borrowing rates are at historical lows in the U.S. and Canada.  Accordingly, if the economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the condensed consolidated statement of operations and comprehensive income or loss (“consolidated statement of operations and comprehensive income or loss”).  An increase in dividends paid or common share repurchases funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, results in an increase in withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition changes were made to our organizational structure.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company.  Accordingly, a per share dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize acquired assets and liabilities at fair value, including all identified intangible assets separately from goodwill.  Fair value adjustments typically increased the carrying amount of capital and landfill assets acquired and resulted in us recognizing identifiable intangibles at fair value as well.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., Fred Weber and Choice Environmental.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life on a unit of consumption basis.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or not available to us.  Accordingly, we have entered into cash flow hedges to reduce our exposure to fluctuating diesel fuel prices that we expect to purchase and consume in the future.

As a condition of our pre-existing U.S. facility, we entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest borrowings under that facility.  By entering into our consolidated facility, the requirement to swap a portion of variable rate borrowings to a fixed rate of interest was removed.  In conjunction with the repayment of our U.S. facility, effective October 24, 2012, the designation of interest rate swaps as cash flow hedges ceased and hedge accounting was discontinued.  This change resulted in a reclassification adjustment to earnings net of the related income tax effect in the fourth quarter of 2012.

As of September 30, 2013 we apply hedge accounting for certain commodity swaps designated as cash flow hedges.  For 2012, we applied hedge accounting for certain interest rate swaps designated as a cash flow hedges.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges for 2013 and 2012 and their impact on other comprehensive income or loss, net of the related income tax effect.

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, interest rate swaps	$—	$(2,076)	$—	$(1,434)
Other comprehensive income or loss, commodity swaps	(47)	3,065	(1,033)	1,013
Total other comprehensive income or loss, net of income tax	$(47)	$989	$(1,033)	$(421)

We measure and record any ineffectiveness on commodity swaps to net income or loss in the consolidated statement of operations.  In addition, gains or losses are reclassified to net income or loss from other comprehensive income or loss as diesel fuel is consumed.   The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $20 (December 31, 2012 — approximately $900).  The timing of actual amounts reclassified to net income or loss is dependent on the movement of diesel fuel prices in the future.

Until October 24, 2012, we measured and recorded any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps were, and continue to be, settled quarterly.  Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on the condensed consolidated balance sheet (“consolidated balance sheet”), approximately $27,100 (December 31, 2012 — approximately $29,900).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $240,500 (December 31, 2012 - $239,000).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet.  Accounts receivable considered impaired at September 30, 2013, are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $200 (December 31, 2012 — $500). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $10,500 (December 31, 2012 — $9,900).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available to us from our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is specific to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three and nine months ended September 30, 2013, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to our U.S. holding company, we entered into foreign currency exchange agreements that settled in January, April and July 2013.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt facility.

Our consolidated facility and our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the Credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the Company’s net exposure to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  Our exposure to other types of risk is evaluated against the benefit derived from the derivative financial instrument.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it is expected to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information used to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, for a period consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair value based on quotes received from financial institutions that trade these contracts.  At least quarterly, we verify the reasonableness of these quotes using quotes for similar swaps from other financial institutions.  In addition, we employ a third-party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements have been recorded at their estimated fair value based on quotes received from a financial institution that trades these contracts.  We verified the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  At September 30, 2013, we have no foreign currency exchange agreements outstanding and accordingly, we have no fair value measurement risk.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in a decline of waste volumes generated, which decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During time of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our services, we haven’t been severely affected by downturns in the worldwide economy.  Our U.S. northeast operations have been impacted the most by the economic downturn, but we don’t believe that this region is not able to continue as a going concern.  As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of waste from our collected waste streams, we remain committed to participating with the city of New York in their long-term waste plan and to optimizing this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and this is in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could restrict internalization and compromise our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business.  However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.  Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site.

Our long-term debt facilities existing at September 30, 2013 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide absolute assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps or foreign currency exchange agreements.

Our consolidated facility is rated BBB- stable by S&P and Ba1 stable by Moody’s.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of September 30, 2013, we had total indebtedness of approximately $1,612,000.  Our degree of leverage could have important consequences, including:

•                  increasing our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends or share repurchases;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is within long-term target range.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operation and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of  December 31, 2012, we had approximately $383,400 of bonds and approximately $183,800 of letters of credit issued.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy depends, in part, on our ability to:

•                  identify suitable businesses to buy;

•                  negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions contemplates certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  The lack of improvement in economic and competitive conditions in our U.S. northeast segment resulted in us recognizing a goodwill impairment charge in 2011.  We attribute a portion of the impairment charge to the results of our Winters Bros. acquisition which has been significantly impacted by the economic and competitive pressures in this segment.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are cognizant of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future.  Contracts that we re-bid and successfully retain may be won at lower pricing levels, but still provide acceptable returns.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  Because contract wins and losses are subject to fluctuation, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has been positive and we expect this trend to continue over the mid-term period.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended  December 31, 2012, 57.1% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we face the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have been burdened with increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the goal of preserving both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following thirteen states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

We derived more than 14.8% of our revenue during 2012 and 13.8% of our revenue for 2011 from services provided in Texas, more than 14.1% of our revenue during 2012 and 14.8% of our revenue for 2011 from services provided in New York and more than 12.8% of our revenue from services provided in Florida during 2012 and 12.9% of our revenue for 2011.   Revenue from the province of Ontario represented 16.3% of total revenues in 2012 while the province of Quebec represented 9.4% of total revenues in 2012, and 16.5% and 8.4%, respectively in 2011.  Accordingly, economic downturns in Texas, New York, Florida, Ontario and Quebec, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and can also impact the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry and lower the volumes of waste handled in our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  We actively participate in the local economies we operate in and are an active voice directed at various levels of government.  We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.2% of our consolidated revenue in 2012. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 2.2% of our consolidated revenue in 2012 and 2.7% of our consolidated revenue in 2011 to our municipal contracts with New York City.  New York City issued bids for two municipal contracts.  In February 2011 we responded to the bids and in

September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term.  While the award is for the entire amount of the contract, we have lost certain volumes that were otherwise transferred to our landfills.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have made our proposals as requested by the City and await the City’s decision on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or not renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of  December 31, 2012, approximately 1,700, or 22.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to work through a mediation process, which if unsuccessful in reaching an agreement can result in union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  Our collective bargaining agreements are negotiated on a location by location basis.  Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our operating results.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. to limit our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have typically been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts allow us to pass along increasing diesel fuel costs and the pass through of these costs has been most difficult in the U.S. northeast in light of current market conditions and competition.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited will, and does, allow us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper, including newsprint, sorted office paper and mixed paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  We believe our sources of revenues are diversified, which limits our exposure to commodity price fluctuations.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies.  Where EPR is implemented, these stewardship agencies will control the design and award of contracts for recycling collection, transfer and processing services.  Currently, these contracts are widely issued by many different municipal jurisdictions within a state or province.  Under EPR, the stewardship organization may choose to consolidate many of the contracts to realize economies of scale and associated efficiencies to reduce the cost of EPR obligations to their producer members.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success depends on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•                 reducing waste at the source, including recycling and composting;

•                  prohibiting disposal of certain types of waste at landfills; and

•                  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•                  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•                  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill certain of our cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change.  Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls  over financial reporting and believe that our internal controls are effective.

Income tax

Tax interpretations, regulations and legislation in the various jurisdictions in which we and our subsidiaries operate are subject to measurement uncertainty and the interpretations can impact net income from income tax expense or recovery resulting from the changes in deferred income tax assets or liabilities.  In addition, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S.  Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, the majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if the majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of our waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three and nine months ended September 30, 2013, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material impact on its internal controls over financial reporting.

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to senior management on their departure, severance and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt — loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Operating income	$50,776	$63,047	$174,586	$179,088
Transaction and related costs (recoveries) - SG&A	64	675	(111)	2,045
Fair value movements in stock options - SG&A(*)	4,811	237	6,061	(813)
Restricted share expense (recovery) — SG&A(*)	266	(143)	792	1,215
Non-operating or non-recurring expenses - SG&A	1,635	3,010	1,635	3,010
Impairment of intangible assets - Amortization	4,074	—	4,074	—
Adjusted operating income or adjusted operating EBIT	61,626	66,826	187,037	184,545
Net gain on sale of capital assets	(822)	(225)	(7,227)	(975)
Amortization(*)(*)	74,097	70,328	219,038	202,352
Adjusted EBITDA	134,901	136,929	398,848	385,922
Amortization of capital and landfill assets	(59,666)	(56,937)	(174,229)	(163,146)
Adjusted EBITA	$75,235	$79,992	$224,619	$222,776

Net income	$20,094	$32,158	$81,728	$82,604
Transaction and related costs (recoveries) - SG&A	64	675	(111)	2,045
Fair value movements in stock options - SG&A(*)	4,811	237	6,061	(813)
Restricted share expense (recovery) — SG&A(*)	266	(143)	792	1,215
Non-operating or non-recurring expenses - SG&A	1,635	3,010	1,635	3,010
Impairment of intangible assets - Amortization	4,074	—	4,074	—
Net loss (gain) on financial instruments	2,597	(3,988)	1,537	(1,816)
Other expenses	—	—	—	105
Net income tax expense or (recovery)	(2,193)	173	(1,981)	(1,315)
Adjusted net income	$31,348	$32,122	$93,735	$85,035

Note:

(*)Amounts exclude LTIP compensation.

(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.